SIIC 上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

Stock Code: 363

Interim Report 2008



Contents

Corporate Information

Directors

Executive Directors
Mr. Teng Yi Long *(Chairman)*
Mr. Cai Yu Tian
(Vice Chairman & Chief Executive Officer)
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Zhou Jie *(Executive Deputy CEO)*
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Board Committees

Executive Committee
Mr. Teng Yi Long *(Committee Chairman)*
Mr. Cai Yu Tian
Mr. Lu Ming Fang
Mr. Zhou Jie
Mr. Qian Shi Zheng
Mr. Yao Fang

Audit Committee
Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Remuneration Committee
Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis
Mr. Zhang Zhen Bei
Mr. Zhang Jie

Company Secretary

Mr. Leung Lin Cheong

Qualified Accountant

Mr. Lee Kim Fung, Edward

Authorised Representatives

Mr. Cai Yu Tian
Mr. Leung Lin Cheong

Registered Office

26th Floor, Harcourt House,
39 Gloucester Road, Wanchai, Hong Kong
Telephone : (852) 2529 5652
Facsimile : (852) 2529 5067
Email : enquiry@sihl.com.hk

Auditor

Deloitte Touche Tohmatsu

Share Registrar

Tricor Secretaries Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone : (852) 2980 1333
Facsimile : (852) 2861 1465

ADR Depository Bank

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

Company Stock Code

Stock Exchange	:	363
Bloomberg	:	363 HK
Reuters	:	0363.HK
ADR	:	SGHIY

Company Website

www.sihl.com.hk



Dividend Notice and Financial Calendar

Dividend Notice

Interim Dividend

The Board of Directors of the Company has resolved to pay an interim dividend for the six months ended 30th June 2008 of HK45 cents (2007: HK37 cents) per share, which will be payable on or about Monday, 6th October 2008 to Shareholders whose names appear on the Register of Members of the Company on Thursday, 25th September 2008.

Closure of Register of Members

The Register of Members of the Company will be closed from Tuesday, 23rd September 2008 to Thursday, 25th September 2008, both days inclusive, during which period no transfer of shares will be effected. Notice of Dividend will be dispatched to Shareholders on or about Monday, 6th October 2008. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tricor Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Monday, 22nd September 2008.

Financial Calendar

2008 Interim Results	Announced on Tuesday, 2nd September 2008
Closure of Register of Members	To be closed from Tuesday, 23rd September 2008 to Thursday, 25th September 2008, both days inclusive
Record date for 2008 Interim Dividend	Thursday, 25th September 2008
Notice of 2008 Interim Dividend	To be dispatched to Shareholders on or about Monday, 6th October 2008



Chairman's Statement

I am pleased to announce that the Group's unaudited turnover for the six months ended 30th June 2008 increased 60.5% to HK$6,289 million. Consolidated profit attributable to shareholders reached HK$1,202 million, representing an increase of 28.9% over the corresponding period last year. Earnings per share increased 16.3% to HK$1.12. During the period, the Group's overall performance was remarkable, achieving record high for the first half of the year.

The Board of Directors of the Company has resolved to declare an interim dividend for the six months ended 30th June 2008 of HK45 cents (2007: HK37 cents) per share to Shareholders whose names appear on the Register of Members of the Company on Thursday, 25th September 2008. The interim dividend will be paid to Shareholders on Monday, 6th October 2008.

Posting new highs in interim results through steady growth

During the period, all business segments of the Group performed well and became key earnings drivers. The infrastructure facilities segment has maintained steady growth and provided stable recurring income for the Group. The medicine business recorded rapid growth in sales and profit in light of a generally positive environment in the pharmaceutical industry. Excluding the exceptional items last year, the consumer products segment achieved stable profit growth. Starting from 2008, the operating results of the newly acquired real estate business have been consolidated into the Company's accounts, contributing a new stream of earnings to the Group.

To sustain further earnings growth, the Group will continue to focus its efforts on its core businesses, strengthen the operation of each business segment, capitalize on mergers and acquisitions opportunities and enhance the overall quality of its businesses.

Optimizing profit structure to maintain sustainable development momentum

In July 2008, the Group announced the acquisition of the operating concession of the Hu-Hang Expressway (Shanghai Section) for a total consideration of HK$4,196,312,000 and about 87% equity interests in Four Seasons Hotel Shanghai for a total consideration of HK$1.35 billion respectively. The Hu-Hang Expressway (Shanghai Section) is the busiest section of the toll road in the Yangtze delta with a total distance of about 47.67 kilometers. Upon completion of the acquisition, the Group will own two toll roads in Shanghai, representing about 40% of the total expressway toll revenue in Shanghai. The Four Seasons Hotel Shanghai is a five-star hotel located in the centre of the city. With this prestige brand, the acquisition of the hotel further consolidates the investment portfolio of the Group's real estate business.

Capitalizing on the opportunity of state-owned assets restructuring, the Group successfully set up its real estate business platform last year. Currently, Shanghai Urban Development holds a variety of quality commercial and residential projects. Of these, villas at Urban Cradle will commence sales shortly and has already received favourable response from the market. The initial planning stage of the Xujiahui project has been well underway and the project is progressing smoothly according to schedule.



The premier assets injected into the infrastructure and real estate businesses are expected to bring stable profit for the Group and enhance its cash flow position. This will also bring about a healthy profit structure for the Group, and add further momentum to its future development.

Enhancing overall asset quality through orderly divesting of non-core businesses

It has been the Group's objective to optimize its investments portfolio and concentrate its resources on businesses that comprise mainly infrastructure, medicine and real estate. For this reason, the Group has divested of non-core businesses where opportunities arise.

To follow through this strategy, the Group announced the disposal of its 20% equity interest in Shanghai Information Investment for HK$775 million in May 2008 after withdrawing completely from the automobiles and parts business last year. The transaction was completed in the following month, resulting in a disposal gain of approximately HK$332 million for the period. The proceeds from the sale will help to increase the Group's cash on hand and enable it to acquire valuable assets to enhance its overall asset quality.

Prospects

On the infrastructure business, the Group aims to further elevate its leading position in toll road operation in Shanghai and optimize the capital structure of its water services business, and to step up its efforts to strengthen its infrastructure business platform. This is expected to provide stable growth in profit and recurring cash flow, contributing to the sustainable development of the Group.

As for the medicine business, the Group will further consolidate its resources for quality medicine, enhance its development capability and overall efficiency, and capitalize on favourable opportunities in the restructuring of state-owned assets in Shanghai. To ensure rapid business growth and greater return for Shareholders, the Group will continue its focus on product development, enhance product sales and make greater efforts in mergers and acquisitions.

Profit contribution from the consumer products business has provided solid support for the continued development of the Group. Going forward, the Group will proactively expand its distribution network, impose greater cost control and improve operational efficiency and earning capabilities.

For real estate, the Group will focus its effort on Shanghai and gradually spread into other major cities in the country. Through this, the Group will strive to acquire strategically valuable assets with competitive edge, build up a quality brand image, increase land reserve, speed up project development and sales and to ultimately enhance stable growth in the segment's profit contribution to the Group.

Chairman's Statement

Looking ahead, the Group will continue to focus its resources on its infrastructure, medicine and real estate businesses and look for suitable opportunities for acquisition of quality assets. Efforts will be devoted to strengthen its overall capability for stable growth, build up a strong momentum for sustainable development and speed up the divestment of its non-core businesses in an orderly manner. The Group will also strive to optimize its business and capital structure in order to increase its profit contribution and enhance Shareholders' value.

On behalf of the Board of Directors, I wish to thank our Shareholders for their continued patronage and support to the Group, and extend my sincere gratitude to our management team and staff members for their total dedication and contributions in the development of our business.



Teng Yi Long
Chairman

Hong Kong, 2nd September 2008



Group Business Structure

As at 30th June 2008

Shanghai Industrial Holdings Limited (363 HKSE)

- **Infrastructure Facilities**
  - Hu-Ning Expressway (100%)
  - Yongjin Expressway (30%)
  - General Water of China (50%)
- **Medicine**
  - Hangzhou Qingchunbao (55%)
  - Huqingyutang Pharmaceutical (51.0069%)
  - Xiamen TCM (61%)
  - Liaoning Herbapex (55%)
  - Sunway Biotech (70.41%)
  - Guangdong Techpool (51%)[1][2]
  - Changzhou Pharmaceutical (60.59%)[2]
  - MicroPort Medical (19.1%)
  - Shanghai Medical Instruments (99.5%)[2]
- **Consumer Products**
  - Nanyang Tobacco (100%)
  - Bright Dairy (35.176%) (600597 SSE)
  - Wing Fat Printing (93.4%)
  - Lianhua Supermarket (21.17%)[2] (980 HKSE)
- **Real Estate**
  - Shanghai Urban Development (59%)

Notes:

(1) Guangdong Techpool has announced the allotment of new shares raising RMB100 million in March 2008. Upon completion of the transaction, the shareholding held by the Group in Guangdong Techpool will be diluted to 40.8%.

(2) The said interests are held by SI Pharmaceutical and/or its subsidiaries.

The Group's unaudited turnover for the six months ended 30th June 2008 increased 60.5% to HK$6,289 million. Profit attributable to shareholders reached HK$1,202 million, representing an increase of 28.9% over the corresponding period last year. During the period, the Group's overall results were satisfactory, with steady progress in various projects. The Group completed the disposal of 20% equity interest in Shanghai Information Investment in June 2008, and recorded a disposal gain of approximately HK$332 million.

Net Business Profit of the Group contributed by each business segment


14.4%
10.4%
32.2%
21.2%
21.8%
Infrastructure Facilities
Medicine
Consumer Products
Real Estate
Others

Infrastructure Facilities

During the period, profit contribution from the infrastructure facilities segment reached HK$170 million, representing an increase of 18.1% as compared with the corresponding period last year and accounting for 14.4% of the Group's Net Business Profit.

The expansion and widening of Shanghai-Nanjing Expressway (Shanghai Section) is proceeding on schedule, and is expected to be completed by the end of 2008. By then, the traffic flow and toll revenue from the expressway will be increased significantly. Notwithstanding the snow storm in the beginning of the year that led to a slight decrease in traffic flow during the Chinese New Year peak season, Shanghai-Nanjing Expressway (Shanghai Section) recorded a toll revenue for the first half of the year of HK$170 million, with a traffic flow of 9.41 million vehicles. Subsidies for the expansion and widening project of about HK$90.03 million were received during the period.

Despite the snow storm in the beginning of the year, rising oil prices and other unfavorable factors, Yongjin Expressway (Jinhua Section) maintained its income growth. In the first half of 2008, toll revenue reached HK$81.43 million, representing an increase of 17.6% over the corresponding period last year. With an average daily full-trip traffic flow of 7,614, traffic volume increased 6.6%. The anticipated commencement of operation of Zhuyong Expressway by the end of 2008 is expected to bring in an increase in traffic flow and revenue of Yongjin Expressway (Jinhua Section).



General Water of China recorded a revenue from principal business of HK$250 million, representing an increase of 33.0% over the corresponding period last year. Its subsidiary, Bengbu GWC has successfully raised water prices since March 2008, and Xiangtan GWC has been actively striving for a second water price adjustment by the end of 2008. An inauguration ceremony has been held for Wenzhou GWC's 100,000 tonne water sewage treatment BOT project in the eastern part of Wenzhou in March, and currently the project has commenced operation. In May, another ceremony was held for the Huzhou Tiger Lake project to commemorate the retention of water for the reservoir, marking the completion of a two and a half years' construction, and demonstrating a new phase of accomplishment for the project. Steady rise in water prices in the overall market, the commencement of operation of the company's various projects as well as the implementation of an optimized capital structure for the Group's water business, will all help to speed up the development of the company.

Medicine

Despite increasing inflationary pressure and stringent environmental and medicine quality regulations in the first half of 2008, the overall performance of the medicine industry remained positive. During the period, the medicine business of the Group achieved rapid growth as well as economic efficiency in its principal operation, providing a profit contribution of HK$122 million to the Group. This represented an increase of 70.1% over the corresponding period last year and 10.4% of the Group's Net Business Profit. During the period, SI Pharmaceutical has for the first time been included in the top 100 enterprises in Shanghai, ranking No. 71.

For Chinese medicine and health food, "Dengfeng" series of injection drugs recorded robust sales during the period, among which, sales of "Shen Mai Injection" increased 48.3%. Sales of "Dan Shen Injection" and "Huang Qi Injection" also recorded increases of 15.5% and 11.0% respectively; "Huqingyutang Stomach Rejuvenation Tablets" has been the focus of promotion, with sales increasing 32.4%. Sales of "Herbapex Rupixiao Tablets" increased 33.8%.

Sales of Major Products

Product Name	Type/Indication	Sales (HK$'000) First Half of 2007	Sales (HK$'000) First Half of 2008	Change
"Dengfeng" Shen Mai Injection	Cardiovascular	132,454	196,397	48.3%
"Dengfeng" Dan Shen Injection	Cardiovascular	60,387	69,721	15.5%
"Huqingyutang" Stomach Rejuvenation Tablets	Gastritis	39,883	52,800	32.4%
"Herbapex" Rupixiao Tablets	Gynaecological	51,099	68,368	33.8%
"Dinglu" Xinhuang Tablets	Anti-bacterial, anti-inflammatory, pain relieving	44,512	55,718	25.2%
"Qingchunbao" Anti-ageing Tablets	Immunity strengthening	170,030	182,034	7.1%
"Qingchunbao" Yongzhen Tablets	Health food	25,471	27,344	7.4%
"Qingchunbao" Beauty Capsules	Health food	31,140	30,287	-2.7%
"Huqingyutang" Herba Dendrobium Grain	Health food	22,653	21,408	-5.5%
"Techpool Luoan"	Urinary trypsin enzyme inhibitor	69,730	132,629	90.2%
"Changzhou Pharmaceutical" Captopril Tablets	Anti-hypertension	34,600	38,001	9.8%
"Compound Reserpine Tablets"	Anti-hypertension	34,783	38,149	9.7%



For biomedicines, Guangdong Techpool's new product "Kai Li Kang", a State Category I new drug with 12 years' proprietary R&D, has obtained its own intellectual property. In June this year, "Kai Li Kang" was listed by the National Development and Reform Commission as one of its specialized research items, and the product has so far been awarded five State invention patents. During the period, "Kai Li Kang" and "Techpool Luoan", a product of the company exclusively produced in China, have achieved rapid sales growth. In March 2008, Guangdong Techpool announced the placement of new shares to raise a capital of RMB100 million. Upon completion, SI Pharmaceutical's shareholding in Guangdong Techpool will be reduced to 40.8% but remained as the largest shareholder. The company will strengthen cooperation with the new shareholder on pharmaceutical products.

For chemical drugs, overall sales have been good in the period, with wholesale and retail sales increasing by 30.2%. Changzhou Pharmaceutical's major products such as "Complex Anti-hypertension Tablets", "Captopril Tablets" and "Talidomide Tablets" all recorded significant growth. During the period, Changzhou Pharmaceutical Factory, a subsidiary of Changzhou Pharmaceutical, has been awarded ISO14000 certification in China, reflecting that the company's environmental protection management standards are in line with international standards.

For medical equipment, Shanghai Medical Instruments recorded sales growth of 20.4% in the first half of the year. Of these, sales of major hospital facilities such as the operation tables and shadowless surgical lamps increased 19.1%. Sales of medical and self-made environmental protection consumables increased 2.13 times. During the period, MicroPort Medical has been awarded the licence of foreign medical equipment manufacturer from the Ministry of Health, Labour and Welfare of Japan and became a recognized foreign manufacturer by the medical equipment industry in Japan, a necessary prerequisite for the export of its products to the country.

Consumer Products

Turnover from the consumer products business of the Group reached HK$1,832 million and recorded a growth of 14.8%. Profits reached HK$379 million representing a decline of 39.2% as compared with the corresponding period last year, and accounting for 32.2% of the Net Business Profit of the Group. The decline in profits was mainly due to the disposal of the Group's automobiles and parts business during the corresponding period last year which contributed an exceptional gain. After deducting such exceptional gain and related profit contribution, actual profits from the consumer products business increased 18.7%.

Overall sales revenue from the tobacco business of the Group increased 7.4% to HK$1 billion, with a net profit of HK$233 million, representing an increase of 15.9%. During the period, Nanyang Tobacco achieved satisfactory results through cost control and adjustment of distribution structure. Sales volume in the Hong Kong market increased 21.5%; steady growth has been achieved in the Macau market with an increase of 19.2% in sales volume; the newly developed canned "Portrait" collection grew 1.98 times in the duty free market; while aggregate sales volume in the China market increased 49.88%. The alteration project of expanded cut tobacco's production line, with a total investment of HK$63.61 million, is expected to be completed by the end of 2008. This will enlarge Nanyang Tobacco's production capacity thus providing room for sustainable development.

During the first half of 2008, the costs of the dairy products industry have been increasing while prices for certain products have also risen from last year, resulting in an overall decline in consumption in the dairy products market. Despite this, the sales of Bright Dairy outperformed the industry, recording a sales revenue from principal business of RMB3,770 million (equivalent to about HK$4,165 million). This was mainly due to higher growth in sales of major products of "AB100" and "Delight". Net profit of RMB140 million (equivalent to about HK$155 million) was recorded, representing an increase of 38.3%. In late March, the National Development and Reform Commission approved price increases for certain pure milk products. This helped to reduce the company's cost pressure to a certain extent and is therefore favorable to the overall profitability of the company. The acquisition by the Group of 10.005% equity interests in Bright Dairy held by the Danone Group was completed in March 2008, resulting in an increase of the Group's shareholding in Bright Dairy from 25.171% to 35.176%.

As the Group's printing arm primarily engaged in the production and sales of packaging materials and printing products, Wing Fat Printing owns an extensive production and distribution network in Hong Kong and major provinces and cities in China. The company's overall business performance has been good for the first half of 2008, with a turnover of around HK$931 million, representing an increase of 19.9%. Among which, sales of container boards and printing products increased 23.8% and 20.3% respectively, with a net profit before deduction of listing expenses of approximately HK$96.07 million, representing an increase of 8.5%. Due to volatile market conditions, the board of Wing Fat Printing decided to postpone the spin-off for listing during the period, but this may be resumed at a suitable time depending on the market situation.

During the period, Lianhua Supermarket continued with its outlet transformation and implementation of "Strong Outlet" strategy, with significant growth in overall sales of the same store. The company's revenue grew 19.8% to RMB10,739 million (equivalent to about HK$11,862 million). Profit attributable to shareholders reached RMB227 million (equivalent to about HK$251 million), representing an increase of 61.8% over the corresponding period last year. As at the end of June, Lianhua Supermarket had a total of 3,848 outlets including 121 hypermarkets, 1,768 supermarkets, 1,959 convenience stores and 2,228 franchised outlets.

Real Estate

The operating results of Shanghai Urban Development have been consolidated into the accounts of the Company in 2008 following the completion of the acquisition of a total of 59% equity interest in the company in 2007 by the Group. For the first half of 2008, profit contribution from the real estate business for the Group comprising property sales, rental income and increase in fair value upon revaluation of investment properties, amounted to HK$250 million.

As of the first half of 2008, the Group held a total of eight development projects. During the period, Shanghai Urban Development acquired two parcels of land in Chongqing and Kunshan respectively through open market tender. Newly added gross floor area amounted to approximately 288,692 square meters, with an increase in land reserves of 160,763 square meters, resulting in a permissible total gross floor area of up to 3,332,717 square meters, with projects in six cities along the Yangtze River, namely Shanghai, Chongqing, Hefei, Changsha, Wuxi and Kunshan. During the period, four projects were under construction, while 439,022 square meters of gross floor area were added to the portfolio.

During the period, Shanghai Urban Development pre-sold properties in the amount of about HK$142.90 million. Sales of Yi Town in Lot E of Urban Cradle commenced last year, with Lot E2 completed and occupied in March 2008. Sales in the first half of the year has been focused on car parks for Lot E2, realizing pre-sale proceeds of approximately HK$21.99 million. Other property projects put up for sale included Kunshan Kuncheng Dijing Garden and the Changsha Toscana, realizing pre-sale proceeds approximating HK$78.17 million and HK$42.71 million respectively, with an aggregate area of approximately 22,075 square meters pre-sold.

During the period, properties held for investment reached an aggregate gross floor area of approximately 76,875 square meters, consisting mainly of Urban Development International Tower, Huimin Commercial Tower and other odd properties. Most of the properties were on long term leases. Rental income for the first half of the year reached around HK$52.59 million, and stable rental income is expected in the second half of the year.

Set out below is a summary of the main property development projects of Shanghai Urban Development:

Project	Type of Property	Approximate Site Area	Total Gross Floor Area (GFA)	Total GFA pre-sold/ GFA pre-sold in the first half of 2008	Interest attributable to Shanghai Urban Development	Date of Completion
Major Development Properties						
Urban Cradle (萬源城) Minhang District, Shanghai	Residential	Total site area: 943,000 square meters, of which 560,463 square meters residential area situated at Lots B, C, D, E & F	1,307,369 square meters (included basement carpark and public facilities)	128,878.56/ 28,378.56 square meters	90%	2007-2010 in phases
Kuncheng Dijing Garden (琨城帝景園) Kunshan, Jiangsu Province	Hotel, commercial & residential	205,016 square meters	268,020.5 square meters	30,452/16,238 square meters	90%	2007-2009 in phases
Rose City (玫瑰綠城) Hefei, Anhui Province	Commercial & residential	187,060 square meters (included a parcel of land in the northern district)	445,551 square meters	-	100%	2008-2009 in phases
Toscana (托斯卡納) Changsha, Hunan Province	Commercial & residential	180,541 square meters	202,425 square meters	61,852.88/ 5,836.88 square meters	55%	2006-2009 in phases



Project	Type of Property	Approximate Site Area	Total Gross Floor Area	Interest attributable to Shanghai Urban Development
Major Future Development Property				
Xujiahui Centre (徐家匯中心) Xuhui District, Shanghai	Composite	132,000 square meters dividing into 6 parcels of land (35,343 square meters obtained)	629,000 square meters (168,414.75 square meters obtained)	60% obtained the land use right of one parcel of land for composite use
Wuxi Lihu Technology Building (無錫蠡湖科技大廈) Wuxi Lihu Economic Development Area	Hotel & Commercial	24,041 square meters	191,660 square meters	100%
Ivy International Community (常青藤國際社區) Chongqing	Residential	126,540 square meters	151,800 square meters	55%
HuaQiao International Service Business Park Lot C-25 (花橋國際商務城 C-25地段) (unofficial name) Kunshan, Jiangsu Province	Composite	34,223 square meters	136,892 square meters	52%

Others

The Group announced the disposal of 20% equity interest in Shanghai Information Investment for HK$775 million in May 2008. The transaction was completed in June and brought a disposal gain of approximately HK$332 million to the Group for the period.

During the period, SMIC completely exit the commodity DRAM business, thus causing a reduction in DRAM shipment, with overall revenue decreasing 7.6% from the corresponding period last year to HK$5,501 million. An impairment loss of HK$825 million in regard to the long-lived assets of its Beijing facility was recorded.



Financial Review

Key Figures

Results	2008 Unaudited Six months ended 30th June	2007	Change
Turnover (HK$'000)	**6,288,665**	3,916,952	60.5%
Profit attributable to shareholders (HK$'000)	**1,202,239**	932,910	28.9%
Earnings per share – basic	**HK$1.120**	HK$0.963	16.3%
Dividend per share – Interim	**HK45 cents**	HK37 cents	21.6%
Dividend payout ratio	**40.2%**	38.4%	
Interest cover (note(1))	**23.5 times**	22.2 times	

Financial Position	Unaudited 30th June	Audited 31st December	
Total assets (HK$'000)	**43,243,344**	40,400,006	7.0%
Shareholders' equity (HK$'000)	**22,985,310**	22,693,962	1.3%
Net assets per share (HK$)	**21.36**	21.18	0.8%
Gearing ratio (note(2))	**16.1%**	11.3%	
Number of shares in issue (shares)	**1,076,230,000**	1,071,261,000	

Note (1): (profit before taxation, interest expenses, depreciation and amortization)/interest expenses

Note (2): interest-bearing loans/(shareholders' equity + minority interests + interest-bearing loans)

I Analysis of Financial Results

1 Profit Attributable to Shareholders of the Company

Benefited from the stable growth of various major businesses, the gain from the disposal of non-core business, Shanghai Information Investment, and the acquisition of a 59% equity interest in Shanghai Urban Development completed in last year, resulting in the consolidation of its financial results into the accounts of the Group from 2008, the Group recorded a profit attributable to shareholders of HK$1,202.24 million for the first half of 2008, an increase of HK$269.33 million or approximately 28.9% as compared to the same period in 2007.



HK$ million
2000
1600
1200
800
400
0
2004
2005
2006
2007
2008
Profit for the second half of the year
Profit for the first half of the year

2 Profit Contribution from Each Business

The profit contribution of each business to the Group during the period and the comparative figures of the corresponding period last year is summarized as follows:

	Unaudited Six months ended 30th June 2008 HK$'000	2007 HK$'000	Change
Real Estate	**250,246**	–	N.A.
Infrastructure Facilities	**170,281**	144,214	18.1%
Medicine	**122,210**	71,851	70.1%
Consumer Products	**379,156**	623,634	(39.2%)
Information Technology	**256,505**	14,552	1,662.7%

During the period, sales of two properties, Yi Town in Lot E of Urban Cradle and Phase One of Changsha Toscana of Shanghai Urban Development have been booked in the accounts upon completion of delivery procedures, together with the completion of Urban Development International Tower which began to provide recurrent rental income and recognition of the gain in fair value after valuation, which made significant profit contribution to real estate business of the Group during the period and became a profit growth center of the Group.



Financial Review

During the period, profit from infrastructure facilities business as a whole has been stable. The snow storm in China at the beginning of the year and the alteration and expansion works of the Hu-Ning Expressway had a negative impact on traffic flow. However, as Hu-Ning Expressway could still enjoy the benefits from the traffic flow compensation arrangement during the year, there was no material impact on the profit of Hu-Ning Expressway. Profit from infrastructure facilities business increased 18.1% as compared to the same period of last year, which was mainly attributable to the government subsidy for water services business.

Medicine business has recovered from the price reduction of medicine products in China and rise in production costs, sales of various medicine enterprises have been increasing, among which, sales of "Shen Mai Injection" of Hangzhou Qingchunbao increased significantly by 48.3%, together with the gain of HK$8.61 million from the disposal of a jointly controlled medicine enterprise, profit contribution from the medicine business increased significantly by 70.1%.

The results for the same period of last year included operating profit contribution from and gain from disposal of automobiles business, attributing to the fall in profit contribution from consumer products business in this period. However, excluding the financial impact of such disposal, profit from consumer products business increased HK$59.71 million as compared to the same period of last year, mainly due to the completion of increase of equity interest in Bright Dairy of approximately 10% to 35.176% in March 2008, and the recognition of compensation upon termination of trade mark and technology license from Compagnie Gervais Danone by Bright Dairy, thus causing a significant increase in profit attributable from Bright Dairy. Results of Nanyang Tobacco have been driven by increase in sales which exceeded HK$1,000 million for the period, with the profit up HK$32.03 million from the same period of last year to HK$233.07 million.

In the first half of 2008, the Group completed the disposal of Shanghai Information Investment and part of its strategic investments and recorded remarkable disposal gains. However, during the period, losses from SMIC increased as prices of DRAM products continued to fall, and as SMIC reached an agreement with customers to exit the commodity DRAM business in the first quarter, impairment provisions of approximately US$45 million and US$105 million have been made for relevant inventories and long-lived assets respectively, widening the loss attributable to the Group, which partially offset the increase in disposal gains.

Details of the operating performances and progress of each business segment for the first half of 2008 are set out in the section headed "Business Review, Discussion and Analysis".



3 Turnover

	Unaudited Six months ended 30th June		
	2008	2007	Increase
	HK$'000	HK$'000	
Real Estate	**1,565,362**	-	N.A.
Infrastructure Facilities	**164,849**	162,653	1.4%
Medicine	**2,725,964**	2,157,476	26.3%
Consumer Products	**1,832,490**	1,596,823	14.8%
	6,288,665	3,916,952	60.5%


1H 2008
29.1%
43.4%
24.9%
2.6%
1H 2007
40.8%
55.1%
4.1%
Real Estate
Infrastructure Facilities
Medicine
Consumer Products

Benefited mainly from the completion of the acquisition of a 59% equity interest in Shanghai Urban Development last year, resulting in the consolidation of its turnover into the accounts of the Group from 2008, and the growth in turnover of various businesses, the Group recorded an increase of approximately 60.5% in turnover as compared to the same period of last year.

During the period, sales of two properties, Yi Town in Lot E of Urban Cradle and Phase One of Changsha Toscana of Shanghai Urban Development have been booked in the accounts upon completion of delivery procedures, marking contribution to the turnover of real estate business.

The snow storm in China at the beginning of the year and the alteration and expansion works of the Hu-Ning Expressway had a negative impact on traffic flow during the period, however, the appreciation of Renminbi contributed to a slight increase in toll revenue denominated in Hong Kong dollars after currency translation.



Although the medicine business continued to be affected by price surge of raw materials and more stringent regulatory measures by various medicine regulators over the quality of medicine products, there were signs of improvement in the operating environment of the pharmaceutical industry as a whole, turnover of each medicine enterprise recorded satisfactory increases, resulting in the growth in turnover of the Group's medicine business by 26.3%.

Benefited from the growth in volume of duty free tobacco and export sales, as well as the rise in average unit price, turnover of Nanyang Tobacco increased by 7.4% as compared to the same period of last year. Sales of container boards and printed products of Wing Fat Printing increased, with turnover expanding by about 19.9% compared with the same period of last year, thus resulted in an increase of 14.8% in turnover of consumer products business in the period.

4 Profit before Taxation

(1) Gross Profit Margin

The gross profit margin for the period was 31.4%, declined by 6.5 percentage points against gross profit margin of 37.9% in the same period last year. The decrease in gross profit margin was due to the turnover of real estate comprised mainly 2007 pre-sale properties, and their cost of sales have accounted for their valuation adjustments at the time of equity acquisition of Shanghai Urban Development.

(2) Net Investment Income

The decrease in net investment income was mainly attributable to the significant fluctuation in investment markets and the decrease in interest income caused by the significant fall in interest rates compared with the same period of last year.

(3) Other Income

Other income was mainly generated from the toll revenue deficiency compensation from Hu-Ning Expressway and the increase in exchange gains due to the appreciation of Renminbi.

(4) Share of Results of Jointly Controlled Entities

Without the profit contribution of HK$126.34 million to the Group from the disposed Huizhong Automotive last year, share of profit of jointly controlled entities decreased in the period.



(5) Share of Results of Associates

The share of loss of associates was mainly attributable to the increased losses from SMIC as prices of DRAM products continued to fall during the period, and as SMIC reached an agreement with customers to exit the commodity DRAM business in the first quarter, impairment provisions of approximately US$45 million and US$105 million have been made for relevant inventories and long-lived assets respectively, thus resulted in a share of loss rather than a share of profit in the same period of last year.

(6) Net Gain on Disposal of Interests in Subsidiaries, Jointly Controlled Entities and Associates

The Group completed the disposal of non-core business, Shanghai Information Investment, and a jointly controlled medicine enterprise during the period, and recorded remarkable disposal gains.

5 Dividends

The Board of Directors has declared an interim dividend of HK45 cents per share. The dividend payout ratio is 40.2%. This represented increases of 21.6% and 1.8 percentage points as compared to the interim dividend of HK37 cents per share and payout ratio of 38.4% respectively for 2007.

II Financial Position of the Group

1 Capital and Shareholders' Equity

As at 30th June 2008, the Group had a total of 1,076,230,000 shares in issue, which was increased by 4,969,000 shares, as compared with the 1,071,261,000 shares in issue at the end of 2007, attributable to the exercise of share options by the staff during the period.

The Group's financial position remained strong. Shareholders' equity increased by approximately HK$291.35 million to approximately HK$22,985.31 million as at 30th June 2008, which was attributable to both increases in net profits and number of shares after deducting the dividend actually paid during this period.


HK$ billion
25
20
15
10
5
0
2004
2005
2006
2007
6/2008
Shareholders' Equity



2 Indebtedness

(1) Borrowings

In 2006, the Group obtained a five-year term and revolving syndication loan facilities of HK$3 billion through a wholly-owned subsidiary, SIHL Finance Limited. This facility was retained as a stand-by facility at an attractive interest rate level for the Group.

As at 30th June 2008, the total borrowings of the Group amounted to approximately HK$5,570.83 million (31st December 2007: HK$3,630.49 million), of which 63.8% (31st December 2007: 64.6%) was unsecured credit facilities.

(2) Pledge of assets

As at 30th June 2008, the following assets were pledged by the Group in order to secure general banking facilities granted to the Group:

(a) investment properties with a carrying value of approximately HK$1,480,925,000 (31st December 2007: HK$125,962,000);

(b) plant and machinery with a carrying value of approximately HK$7,319,000 (31st December 2007: HK$40,044,000);

(c) leasehold land and buildings with a carrying value of approximately HK$336,573,000 (31st December 2007: HK$258,610,000);

(d) motor vehicles with a carrying value of approximately HK$843,000 (31st December 2007: HK$843,000);

(e) properties under development held for sale with a carrying value of approximately HK$1,050,893,000 (31st December 2007: HK$1,584,019,000);

(f) properties held for sale with a carrying value of approximately HK$23,990,000 (31st December 2007: HK$23,675,000);

(g) finished goods with a carrying value of approximately HK$39,006,000 (31st December 2007: Nil);

(h) trade receivables with a carrying value of approximately HK$17,025,000 (31st December 2007: Nil); and

(i) bank deposits of approximately HK$712,092,000 (31st December 2007: HK$13,026,000).



(3) Contingent liabilities

As at 30th June 2008, the Group has given guarantees to banks in respect of banking facilities utilized by an entity controlled by Shanghai Xuhui District State-owned Assets Administrative Committee, its jointly controlled entity, associates and a third party of approximately HK$1,267.73 million (31st December 2007: HK$1,065.38 million) in total.

3 Capital Commitments

As at 30th June 2008, the Group had capital commitments mainly contracted for business development and investments in fixed assets of HK$2,481.74 million (31st December 2007: HK$1,984.68 million). The Group had sufficient internal resources and borrowing capacity to finance its capital expenditures.

4 Bank Deposits and Short-term Investments

As at 30th June 2008, bank balances and short-term investments held by the Group amounted to HK$7,955.42 million (31st December 2007: HK$6,725.61 million) and HK$3,229.66 million (31st December 2007: HK$3,136.22 million) respectively. The proportions of US dollars, Renminbi and HK dollars in the bank balances were 20%, 74% and 6% (31st December 2007: 23%, 64% and 13%) respectively. Short-term investments mainly consisted of investments such as structured deposits, equity linked notes, bonds and Hong Kong listed shares.

At present, the Group is in a net cash position, with sufficient working capital and a healthy interest cover. However, the Group will review the market situation from time to time and seek opportunities to optimize its capital structure after taking into account the development of the Company.

5 Available-for-sale investments

The Group has changed the investment strategies towards SMIC, and adjustment has been made in this period to reclassify the carrying value of SMIC as at May 2008 from "Interests in Associates" to "Available-for-sale investments" as required by the relevant accounting standard. In accordance with the accounting policy that the Group has consistently applied towards available-for-sale investments, the changes in its fair value are recognized in equity, until the available-for-sale investments is disposed of or is determined to be impaired, at which time, recognized in profit or loss.

III Management Policies for Financial Risk

1 Exchange Rate Risk

The Group mainly operates in China and the Hong Kong Special Administrative Region and the exposure in exchange rate risks mainly arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As the HK dollar and Renminbi are both under managed floating systems, the Group, after reviewing its exposure for the time being, did not enter into any derivative contracts for the purpose of mitigating exchange rate risks during the period.

2 **Interest Rate Risk**

In order to exercise prudent management against interest rate risk, the Group has entered into interest swap option contract with bank to hedge interest rate risk of its syndicated loans. The Group will continue to review the market trend, as well as its business operation needs and its financial position, so as to arrange with prudence the interest rate hedging means as appropriate.

3 **Credit Risk**

The Group's principal financial assets are bank balances and cash, equity and debt investments, trade and other receivables. The Group's trade and other receivables presented in the balance sheet as at the end of the period are net of allowances for doubtful receivables. An allowance for impairment is made according to the Group's accounting policy or where there is an identified loss event, based on previous experience, is an evidence of a reduction in the recoverability of cash flows.

With respect to the credit risk of the Group's treasury operations, the Group's bank balances and cash, securities and debt investments must be placed and entered into with financial institutions of good reputation. There are strict requirements and restrictions as to the outstanding amount and credit ratings on equity and debt investments to be held, so as to minimize the credit risk the Group is exposed to from its financial investments.

IV Post Balance Sheet Events

The following significant events took place after the balance sheet date:

(a) On 21st July 2008 and 5th August 2008, the Company entered into a sale and purchase agreement and a supplemental agreement with South Pacific Hotel Holdings Limited ("South Pacific"), a wholly-owned subsidiary of SIIC, to acquire 100% equity interest in Good Cheer Enterprises Limited ("Good Cheer") and to take assignments of the non-interest bearing inter-company loans due from certain members of Good Cheer and its subsidiaries to SIIC and/or South Pacific, at an aggregate consideration of HK$1,350,000,000. Good Cheer holds a majority interest in Shanghai SIIC South Pacific Hotel Co., Ltd. through its subsidiaries, which in turn owns and operates the Four Seasons Hotel Shanghai.

(b) On 21st July 2008 and 5th August 2008, S.I. Infrastructure Holdings Limited, a wholly owned subsidiary of the Company, entered into a sale and purchase agreement and a supplemental agreement with SIIC CM Development Limited ("SIIC CM"), a wholly-owned subsidiary of SIIC, to acquire 100% equity interest in S.I. Hu-Hang Development Limited ("Hu-Hang") and to take an assignment of the non-interest bearing shareholder's loan due from Hu-Hang and/or its subsidiaries, at an aggregate consideration of HK$4,196,312,000. Hu-Hang holds 100% equity interest in Shanghai Road-Bridge Development Co., Ltd. through its subsidiaries, which in turn owns concession for operation rights of Hu-Hang Expressway (Shanghai Section) till 31 August 2030.



Report on Review of Interim Financial Information

TO THE BOARD OF DIRECTORS OF SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 24 to 44, which comprises the condensed consolidated balance sheet of Shanghai Industrial Holdings Limited as of 30th June 2008 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
2nd September 2008



Condensed Consolidated Income Statement

	NOTES	Six months ended 30th June 2008 HK$'000 (unaudited)	2007 HK$'000 (unaudited)
Turnover	3	**6,288,665**	3,916,952
Cost of sales		**(4,315,456)**	(2,431,075)
Gross profit		**1,973,209**	1,485,877
Net investment income		**105,533**	211,680
Other income		**324,386**	102,642
Increase in fair value of properties under development upon transfer to investment properties		**497,073**	-
Selling and distribution costs		**(756,756)**	(550,402)
Administrative expenses		**(590,648)**	(396,453)
Finance costs		**(87,336)**	(64,105)
Share of results of jointly controlled entities		**24,592**	138,330
Share of results of associates		**(46,413)**	103,376
Net gain on disposal of interests in subsidiaries, jointly controlled entities and associates		**343,102**	159,482
Discount on acquisition of interest in a subsidiary		**902**	2,563
Profit before taxation		**1,787,644**	1,192,990
Income tax expenses	4	**(212,648)**	(133,441)
Profit for the period	5	**1,574,996**	1,059,549
Attributable to			
– Equity holders of the Company		**1,202,239**	932,910
– Minority interests		**372,757**	126,639
		1,574,996	1,059,549
Dividends	6	**462,431**	290,718
Earnings per share	7		
– Basic		**HK$1.120**	HK$0.963
– Diluted		**HK$1.116**	HK$0.959

	NOTES	30th June 2008 HK$'000 (unaudited)	31st December 2007 HK$'000 (audited)
Non-Current Assets			
Investment properties	8	**1,997,146**	540,268
Property, plant and equipment	8	**4,082,661**	3,547,125
Prepaid lease payments – non-current portion		**303,884**	299,995
Toll road operating right		**1,907,988**	1,821,142
Other intangible assets		**153,480**	145,329
Goodwill	9	**1,450,374**	1,378,261
Interests in jointly controlled entities		**1,081,502**	1,498,470
Interests in associates	10	**2,230,429**	3,828,644
Available-for-sale investments	10	**1,089,242**	442,208
Loan receivables – non-current portion		**3,084**	3,323
Deposits paid on acquisition of property, plant and equipment		**1,156,300**	808,526
Deposit paid on acquisition of additional interest in an associate		**-**	484,802
Restricted bank deposits		**72,968**	68,272
Deferred tax assets		**37,512**	71,796
		15,566,570	14,938,161
Current Assets			
Inventories		**13,122,409**	12,937,974
Trade and other receivables	11	**3,256,946**	2,341,347
Prepaid lease payments – current portion		**29,067**	27,367
Loan receivables – current portion		**68,252**	32,051
Financial assets at fair value through profit or loss	12	**3,229,660**	3,136,221
Taxation recoverable		**15,017**	57,388
Pledged bank deposits		**712,092**	13,026
Short-term bank deposits		**1,922,212**	627,040
Bank balances and cash		**5,321,119**	6,085,544
		27,676,774	25,257,958
Assets classified as held for sale		**-**	203,887
		27,676,774	25,461,845



Condensed Consolidated Balance Sheet

	NOTES	30th June 2008 HK$'000 (unaudited)	31st December 2007 HK$'000 (audited)
Current Liabilities			
Trade and other payables	13	**5,631,117**	5,636,628
Taxation payable		**498,519**	388,706
Bank and other borrowings	14	**2,411,512**	1,414,450
		8,541,148	7,439,784
Net Current Assets		**19,135,626**	18,022,061
Total Assets Less Current Liabilities		**34,702,196**	32,960,222
Capital and Reserves			
Share capital		**107,623**	107,126
Share premium and reserves		**22,877,687**	22,586,836
Equity attributable to equity holders of the Company		**22,985,310**	22,693,962
Minority interests		**6,131,834**	5,733,627
Total Equity		**29,117,144**	28,427,589
Non-Current Liabilities			
Bank and other borrowings	14	**3,152,321**	2,207,992
Deferred tax liabilities		**2,432,731**	2,324,641
		5,585,052	4,532,633
Total Equity and Non-Current Liabilities		**34,702,196**	32,960,222

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 (note i)	Other reserve HK$'000 (note ii)	Investment revaluation reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000 (note iii)	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January 2007 (audited)	96,850	10,147,375	18,481	1,071	8,144	-	4,002	451,039	478,914	6,299,505	17,505,381	2,225,614	19,730,995
Fair value adjustment on available-for-sale investments and net income recognised directly in equity	-	-	-	-	-	-	97,194	-	-	-	97,194	-	97,194
Profit for the period	-	-	-	-	-	-	-	-	-	932,910	932,910	126,639	1,059,549
Realised on disposal of interests in jointly controlled entities	-	-	-	-	-	-	-	(78,769)	(199,627)	199,627	(78,769)	-	(78,769)
Realised on disposal of interest in an associate	-	-	-	-	-	-	-	(9,021)	(21,962)	21,962	(9,021)	-	(9,021)
Realised on disposal of interests in subsidiaries	-	-	-	-	-	-	-	(2,714)	-	-	(2,714)	-	(2,714)
Total recognised income and expense for the period	-	-	-	-	-	-	97,194	(90,504)	(221,589)	1,154,499	939,600	126,639	1,066,239
Issue of shares upon exercise of share options	103	15,188	-	-	-	-	-	-	-	-	15,291	-	15,291
Release of share options reserve on exercise of share options	-	1,256	(1,256)	-	-	-	-	-	-	-	-	-	-
Expenses incurred in connection with the issue of new shares	-	(15)	-	-	-	-	-	-	-	-	(15)	-	(15)
Recognition of equity-settled share-based payment expenses	-	-	3,091	-	-	-	-	-	-	-	3,091	-	3,091
Transfers	-	-	-	-	-	-	-	-	74,284	(74,284)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	(104,068)	(104,068)
Disposal of subsidiaries	-	-	-	-	(519)	-	-	-	(1,904)	2,423	-	(18,713)	(18,713)
Dividends paid (note 6)	-	-	-	-	-	-	-	-	-	(290,718)	(290,718)	-	(290,718)
At 30th June 2007 (unaudited)	96,953	10,163,804	20,316	1,071	7,625	-	101,196	360,535	329,705	7,091,425	18,172,630	2,229,472	20,402,102

Condensed Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 (note i)	Other reserve HK$'000 (note ii)	Investment revaluation reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000 (note iii)	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January 2008 (audited)	107,126	13,198,450	15,241	1,071	61,730	122,496	169,319	918,947	354,065	7,745,517	22,693,962	5,733,627	28,427,589
Exchange difference arising from translation of financial statements	-	-	-	-	-	-	-	786,278	-	-	786,278	228,974	1,015,252
Share of exchange difference arising from translation of financial statements of jointly controlled entities	-	-	-	-	-	-	-	94,369	-	-	94,369	-	94,369
Share of exchange difference arising from translation of financial statements of associates	-	-	-	-	-	-	-	101,219	-	-	101,219	-	101,219
Fair value adjustment on available-for-sale investments	-	-	-	-	-	-	(1,359,993)	-	-	-	(1,359,993)	-	(1,359,993)
Net expense recognised directly in equity	-	-	-	-	-	-	(1,359,993)	981,866	-	-	(378,127)	228,974	(149,153)
Profit for the period	-	-	-	-	-	-	-	-	-	1,202,239	1,202,239	372,757	1,574,996
Realised on disposal of interests in jointly controlled entities	-	-	-	-	-	-	-	(1,795)	-	-	(1,795)	-	(1,795)
Realised on disposal of interest in a subsidiary	-	-	-	-	-	(122,496)	-	(63,692)	(16,964)	139,460	(63,692)	-	(63,692)
Transfer to profit or loss on disposal of available-for-sale investments	-	-	-	-	-	-	(83,391)	-	-	-	(83,391)	-	(83,391)
Total recognised income and expense for the period	-	-	-	-	-	(122,496)	(1,443,384)	916,379	(16,964)	1,341,699	675,234	601,731	1,276,965
Issue of shares upon exercise of share options	497	76,873	-	-	-	-	-	-	-	-	77,370	-	77,370
Release of share options reserve on exercise of share options	-	6,955	(6,955)	-	-	-	-	-	-	-	-	-	-
Expenses incurred in connection with the issue of new shares	-	(67)	-	-	-	-	-	-	-	-	(67)	-	(67)
Recognition of equity-settled share-based payment expenses	-	-	1,242	-	-	-	-	-	-	-	1,242	-	1,242
Transfers	-	-	-	-	-	-	-	-	76,940	(76,940)	-	-	-
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(27,090)	(27,090)
Capital contributions by minority interests	-	-	-	-	-	-	-	-	-	-	-	34,854	34,854
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	(211,288)	(211,288)
Dividends paid (note 6)	-	-	-	-	-	-	-	-	-	(462,431)	(462,431)	-	(462,431)
At 30th June 2008 (unaudited)	107,623	13,282,211	9,528	1,071	61,730	-	(1,274,065)	1,835,326	414,041	8,547,845	22,985,310	6,131,834	29,117,144

Notes:

(i) Other revaluation reserve represents fair value adjustment on acquisition of subsidiaries relating to interests previously held by the Group as associates/jointly controlled entity.

(ii) Other reserve represented share of deemed contribution from a shareholder of a jointly controlled entity resulted from transfer of an entity by that shareholder to the jointly controlled entity at a consideration below the fair value of the identifiable assets and liabilities of that entity. During the period, the reserve was released upon disposal of a subsidiary which holds that entity.

(iii) The People's Republic of China, other than Hong Kong (the "PRC") statutory reserves are reserves required by the relevant PRC laws applicable to the Group's PRC subsidiaries, jointly controlled entities and associates.

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June 2008

	NOTES	Six months ended 30th June 2008 HK$'000 (unaudited)	2007 HK$'000 (unaudited)
Net cash (used in) from operating activities		**(258,333)**	633,762
Net cash (used in) from investing activities:			
Increase in bank deposits		**(1,998,934)**	(149,957)
Purchase of property, plant and equipment		**(856,544)**	(464,301)
Acquisition of additional interest in a subsidiary		**(27,090)**	-
Acquisition of a subsidiary (net of cash and cash equivalents acquired)	17	**(3,576)**	(10,000)
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	18	**387,499**	89,738
Proceeds from disposal of assets held for sale		**203,887**	-
Proceeds from disposal of available-for-sale investments		**117,137**	-
Proceeds from disposal of jointly controlled entities		**23,917**	885,000
Deposit paid on acquisition of a jointly controlled entity		**-**	(225,662)
Other investing cash flows		**189,477**	137,045
		(1,964,227)	261,863
Net cash from (used in) financing activities:			
Borrowings raised		**2,655,297**	79,350
Capital contributions by minority interests		**34,854**	–
Repayment of bank and other borrowings		**(834,834)**	(123,174)
Dividends paid		**(462,431)**	(290,718)
Dividends paid to minority interests		**(211,288)**	(104,068)
Other financing cash flows		**(8,982)**	(47,573)
		1,172,616	(486,183)
Net (decrease) increase in cash and cash equivalents		**(1,049,944)**	409,442
Cash and cash equivalents at 1st January		**6,085,544**	6,102,154
Effect of foreign exchange rate changes		**285,519**	-
Cash and cash equivalents at 30th June, represented by bank balances and cash		**5,321,119**	6,511,596



1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis, except for investment properties and certain financial instruments, which are measured at fair values.

The accounting policies adopted in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2007.

In the current interim period, the Group has applied, for the first time, the following new interpretations ("new Interpretations") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2008.

HK(IFRIC)-Int 11	HKFRS 2: Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of these new Interpretations had no material effect on the results or financial position for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new or revised standards, amendments or interpretation that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 13	Customer Loyalty Programmes[3]
HK(IFRIC)-Int 15	Agreements for the Construction of Real Estate[1]
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation[4]

[1] Effective for annual periods beginning on or after 1st January 2009
[2] Effective for annual periods beginning on or after 1st July 2009
[3] Effective for annual periods beginning on or after 1st July 2008
[4] Effective for annual periods beginning on or after 1st October 2008

2. PRINCIPAL ACCOUNTING POLICIES (continued)

The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1st July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions.

The directors of the Company anticipate that the application of the other new or revised standards, amendments or interpretation will have no material impact on the results and the financial position of the Group.

3. SEGMENT INFORMATION BY BUSINESS

For management purposes, the Group is organised into four operating businesses – real estate, infrastructure facilities, medicine and consumer products. These businesses are the basis on which the Group reports its primary segment information.

Principal businesses are as follows:

Real estate	–	property development and investment
Infrastructure facilities	–	investment in toll road projects and water-related business
Medicine	–	manufacture and sale of medicine and health food; medical equipment
Consumer products	–	manufacture and sale of cigarettes, packaging materials, printed products, dairy products, commercial vehicles, automobile components and spare parts

3. SEGMENT INFORMATION BY BUSINESS (continued)

For the six months ended 30th June 2008

	Real estate HK$'000	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Unallocated HK$'000	Consolidated HK$'000
TURNOVER						
External sales	1,565,362	164,849	2,725,964	1,832,490		6,288,665
Segment results	518,485	181,919	304,636	398,541		1,403,581
Net unallocated corporate income						149,216
Finance costs						(87,336)
Share of results of jointly controlled entities	-	(13,744)	30,260	56	8,020	24,592
Share of results of associates	2,047	-	12	118,816	(167,288)	(46,413)
Net gain on disposal of interests in a subsidiary, jointly controlled entities and an associate						343,102
Discount on acquisition of interest in a subsidiary						902
Profit before taxation						1,787,644
Income tax expenses						(212,648)
Profit for the period						1,574,996

3. SEGMENT INFORMATION BY BUSINESS (continued)

For the six months ended 30th June 2007

	Real estate HK$'000	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Unallocated HK$'000	Consolidated HK$'000
TURNOVER						
External sales	-	162,653	2,157,476	1,596,823		3,916,952
Segment results	-	165,122	215,120	361,051		741,293
Net unallocated corporate income						112,051
Finance costs						(64,105)
Share of results of jointly controlled entities	-	(17,933)	22,182	127,051	7,030	138,330
Share of results of associates	-	-	3,176	95,452	4,748	103,376
Net gain on disposal of interests in subsidiaries, jointly controlled entities and associates						159,482
Discount on acquisition of interest in a subsidiary						2,563
Profit before taxation						1,192,990
Income tax expenses						(133,441)
Profit for the period						1,059,549



4. INCOME TAX EXPENSES

	Six months ended 30th June	
	2008	2007
	HK$'000	HK$'000
The charge (credit) comprises:		
Current tax		
– Hong Kong	**44,810**	50,557
– Other regions in the PRC	**124,522**	83,652
	169,332	134,209
(Over) under provision in prior years		
– Hong Kong	**(294)**	(1,493)
– Other regions in the PRC	**(5,056)**	3,829
	(5,350)	2,336
Deferred taxation	**48,666**	(3,104)
	212,648	133,441

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit for the period. On 26th June 2008, the Hong Kong Legislative Council passed the Revenue Bill 2008 which includes the reduction in corporate profit tax rate by 1% to 16.5% effective from the year of assessment 2008-2009. The effect of such decrease has been reflected in measuring the current and deferred tax for the six months ended 30th June 2008. The estimated weighted average annual tax rate used is 16.5% (2007: 17.5%) for the six months ended 30th June 2008.

On 16th March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC. On 6th December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. For companies that were qualified under old law or regulations for incentive tax rate of 15%, the tax rate will progressively increase to 18%, 20%, 22%, 24% and 25% in year 2008, 2009, 2010, 2011 and 2012, respectively. For companies that were still entitled to certain exemption and reliefs ("Tax Benefit") from PRC income tax, the New Law and Implementation Regulations allow the companies to continue to enjoy the Tax Benefit and the tax rate will change to 25% afterwards. For companies that were subject to tax rate of 33%, the New Law and Implementation Regulations have changed the tax rate from 33% to 25% from 1st January 2008.

5. PROFIT FOR THE PERIOD

Profit for the period has been arrived at after charging (crediting):

	Six months ended 30th June	
	2008	2007
	HK$'000	HK$'000
Amortisation of toll road operating right (included in cost of sales)	**30,130**	36,557
Amortisation of other intangible assets (included in administrative expenses)	**3,634**	3,949
Depreciation and amortisation of property, plant and equipment	**127,111**	119,704
Release of prepaid lease payments	**14,533**	3,306
Dividend income from investments (included in net investment income)	**(3,463)**	(1,884)
Gain on disposal of property, plant and equipment	**(980)**	(3,909)
Gain on disposal of available-for-sale investments (included in net investment income)	**(83,391)**	–
Interest income (included in net investment income)	**(135,959)**	(157,807)
Change in fair value of financial assets at fair value through profit or loss (included in net investment income)	**140,285**	(16,699)
Exchange gain (included in other income)	**(151,120)**	(1,612)
Share of PRC enterprise income tax of jointly controlled entities (included in share of results of jointly controlled entities)	**11,062**	4,843
Share of PRC enterprise income tax of associates (included in share of results of associates)	**14,968**	10,917

6. DIVIDENDS

	Six months ended 30th June	
	2008	2007
	HK$'000	HK$'000
2007 final dividend paid of HK43 cents (2006 final dividend: HK30 cents) per share	**462,431**	290,718

The directors have determined that an interim dividend of HK45 cents (2007 interim dividend: HK37 cents) per share will be paid to shareholders of the Company whose names appear on the Register of Members on 25th September 2008.

7. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company for the six months ended 30th June 2008 is based on the following data:

	Six months ended 30th June	
	2008	2007
	HK$'000	HK$'000
Earnings:		
Profits for the purposes of basic earnings per share (profit for the period attributable to equity holders of the Company)	**1,202,239**	932,910
Effect of dilutive potential ordinary shares – adjustment to the share of results of a jointly controlled entity based on potential dilution of its earnings per share	**(545)**	(1,080)
Earnings for the purposes of diluted earnings per share	**1,201,694**	931,830

	Six months ended 30th June	
	2008	2007
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,073,295,775**	968,733,138
Effect of dilutive potential ordinary shares – share options	**3,105,565**	2,819,462
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,076,401,340**	971,552,600

8. MOVEMENTS IN INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

During the period, the Group incurred costs for construction in progress of approximately HK$421 million and acquired buildings at a cost of approximately HK$41 million, plant and machinery at a cost of approximately HK$27 million, motor vehicles at a cost of approximately HK$6 million and furniture, fixtures and equipment at a cost of approximately HK$14 million for the purpose of expanding the Group's business.

During the period, a property under development held for sale with fair value of approximately HK$1,381 million was transferred to investment property. The resulting increase in fair value of property under development upon transfer to investment property of approximately HK$497 million has been recognised directly in the condensed consolidated income statement.The investment property was fair valued by Messrs. Debenham Tie Leung Limited, an independent firm of qualified professional valuers not connected with the Group, at 30th June 2008. The valuation, which conforms to the Valuation Standards on Properties of the Hong Kong Institute of Surveyors, was arrived at by reference to market evidence of recent transaction prices for similar properties.

The directors have considered the Group's remaining investment properties are carried at fair values at 30th June 2008.

9. GOODWILL

At 30th June 2008, included in goodwill is an amount of approximately HK$1,035 million (31st December 2007: HK$972 million) related to the acquisition of Shanghai Urban Development (Holdings) Co. Ltd. ("Shanghai Urban Development") in December 2007. As the fair values to be assigned to the identifiable assets, liabilities or contingent liabilities of Shanghai Urban Development can only be determined provisionally, the acquisition has been accounted for using those provisional values. The goodwill amount may be adjusted upon the completion of the initial accounting.

10. INTERESTS IN ASSOCIATES AND AVAILABLE-FOR-SALE INVESTMENTS

In May 2008, the Group has reclassified its investment in Semiconductor Manufacturing International Corporation ("SMIC") from interests in associates to available-for-sale investments as the Group ceased to have significant influence over SMIC which was in line with the management's view that their investment strategies towards SMIC had changed. The carrying amount of the investment in SMIC at that date of HK$2,116 million was reclassified to available-for-sale investments and subsequently measured at fair value. The change in fair value of the investment in SMIC of HK$1,309 million is recognised in the investment revaluation reserve.

11. TRADE AND OTHER RECEIVABLES

The Group generally allows credit periods ranging from 30 days to 180 days to its trade customers, other than property buyers. For property sales, due to the nature of business, the Group generally grants no credit period to property buyers.

At 30th June 2008, included in trade and other receivables are trade receivables of HK$1,347,965,000 (31st December 2007: HK$1,040,554,000) and their aged analysis, net of allowance for the doubtful debts, is as follows:

	30th June 2008 HK$'000	31st December 2007 HK$'000
Trade receivables:		
Within 30 days	**548,710**	467,663
Within 31-60 days	**373,873**	237,088
Within 61-90 days	**194,099**	123,924
Within 91-180 days	**129,540**	117,179
Within 181-365 days	**66,442**	75,284
Over 365 days	**35,301**	19,416
	1,347,965	1,040,554

12. MOVEMENTS IN FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

During the period, the Group acquired financial assets at fair value through profit or loss of approximately HK$3,811 million and disposed financial assets at fair value through profit or loss with carrying amount of approximately HK$3,586 million.

13. TRADE AND OTHER PAYABLES

At 30th June 2008, included in trade and other payables are trade payables of HK$1,154,396,000 (31st December 2007: HK$1,108,029,000) and their aged analysis is as follows:

	30th June 2008 HK$'000	31st December 2007 HK$'000
Trade payables:		
Within 30 days	**840,260**	787,235
Within 31-60 days	**121,800**	115,920
Within 61-90 days	**70,983**	74,490
Within 91-180 days	**52,175**	59,390
Within 181-365 days	**50,784**	34,759
Over 365 days	**18,394**	36,235
	1,154,396	1,108,029

14. BANK AND OTHER BORROWINGS

During the period, the Group obtained new borrowings in the amount of approximately HK$2,655 million. The borrowings bear interest at market rates and are in average repayable within 1 to 2 years. The Group also repaid borrowings of approximately HK$835 million during the period.

15. CAPITAL COMMITMENTS

	30th June 2008 HK$'000	31st December 2007 HK$'000
Capital expenditure contracted for but not provided in the condensed consolidated financial statements in respect of		
– toll road construction costs	**299,829**	572,709
– investments in PRC jointly controlled entities	**–**	18,162
– investments in overseas jointly controlled entity	**–**	3,767
– acquisition of property, plant and equipment	**499,401**	624,166
– additions in construction in progress	**116,054**	111,410
– additions in properties under development	**1,566,456**	654,464
	2,481,740	1,984,678
Capital expenditure authorised but not contracted for in respect of		
– acquisition of property, plant and equipment	**–**	168,177
– additions in properties under development	**–**	133,547
	–	301,724

16. CONTINGENT LIABILITIES

At 30th June 2008, the guarantees given to banks by the Group in respect of banking facilities utilised by an entity controlled by Xuhui District State-owned Assets Administrative Committee, associates, a jointly controlled entity and a third party amounted to approximately HK$1,268 million (31st December 2007: HK$1,065 million).

17. ACQUISITION OF A SUBSIDIARY

In February 2008, the Group acquired an additional 51% equity interest in 四川科美紙業有限公司, a company engaged in manufacturing and sales of tipping paper, for a consideration of approximately HK$4,872,000. After the acquisition, the Group held 100% equity interest in it. The acquisition has been accounted for using the purchase method of accounting. The amount of discount arising as a result of the acquisition was HK$902,000.

The net assets acquired in the transaction, and the discount arising on acquisition, are as follows:

	Acquiree's carrying amount before combination and fair value HK$'000
Net assets acquired:	
Property, plant and equipment	16,025
Prepaid lease payments	2,276
Inventories	2,935
Trade and other receivables	6,061
Taxation recoverable	206
Bank balances and cash	1,296
Trade and other payables	(14,273)
Bank and other borrowings	(3,206)
	11,320
Discount arising on acquisition	(902)
	10,418
Satisfied by:	
Cash consideration paid	4,872
Share of net assets of an associate	5,546
	10,418
Net cash outflow arising on acquisition:	
Cash consideration paid	(4,872)
Cash and cash equivalents acquired	1,296
	(3,576)

The subsidiary acquired during the period did not have any significant contribution to the Group's turnover or results for the period.

18. DISPOSAL OF A SUBSIDIARY

In May 2008, the Group disposed of its entire interest in Active Services Group Limited to a fellow subsidiary. The net assets of the subsidiary at the date of disposal were as follows:

	HK$'000
Net assets disposed of:	
Interest in a jointly controlled entity	506,714
Bank balances and cash	1
	506,715
Translation reserve realised	(63,692)
	443,023
Gain on disposal of interest in a subsidiary	331,977
Consideration	775,000
Satisfied by:	
Cash consideration received	387,500
Consideration receivable included in trade and other receivables	387,500
	775,000
Net cash inflow arising on disposal:	
Cash consideration received	387,500
Bank balances and cash disposed of	(1)
	387,499

The subsidiary disposed of during the period did not have any significant contribution to the Group's turnover or results for the period.



19. RELATED PARTY TRANSACTIONS

(i) During the period, the Group had the following significant transactions with related parties:

		Six months ended 30th June	
Related party	**Nature of transactions**	**2008**	2007
		HK$'000	HK$'000
Ultimate holding company	Rentals paid on premises	**4,320**	3,180
Fellow subsidiaries	Rentals paid on premises	**11,342**	9,572
	Disposal of interest in a subsidiary (note 18)	**775,000**	-
Associate	Printing service income received	**9,808**	8,967

(ii) Compensation of key management personnel

The remuneration of directors and other members of key management during the period was as follows:

	Six months ended 30th June	
	2008	2007
	HK$'000	HK$'000
Short-term benefits	**10,576**	10,517
Share-based payments	**527**	1,237

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

20. MATERIAL TRANSACTIONS AND BALANCES WITH OTHER STATE-CONTROLLED ENTERPRISES

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under Shanghai Industrial Investment (Holdings) Company Limited ("SIIC"), the ultimate holding company which is controlled by the PRC government. Apart from the transactions with SIIC and other related parties disclosed in note 19(i) above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

Material transactions/balances with other state-controlled entities are as follows:

	Six months ended 30th June	
	2008	2007
	HK$'000	HK$'000
Transactions		
Trade sales	**538,911**	563,352
Trade purchases	**148,623**	187,810

	30th June	31st December
	2008	2007
	HK$'000	HK$'000
Balances		
Amounts due from other state-controlled entities	**255,525**	260,388
Amounts due to other state-controlled entities	**30,030**	26,706

20. MATERIAL TRANSACTIONS AND BALANCES WITH OTHER STATE-CONTROLLED ENTERPRISES (continued)

In view of the nature of the Group's toll road operating business and consumer business, the directors are of the opinion that, except as disclosed above, it is impracticable to ascertain the identity of the counterparties and accordingly whether the transactions were with other state-controlled-entities.

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

21. POST BALANCE SHEET EVENTS

The following significant events took place after the balance sheet date:

(a) On 21st July 2008 and 5th August 2008, the Company entered into a sale and purchase agreement and a supplemental agreement with South Pacific Hotel Holdings Limited ("South Pacific"), a wholly-owned subsidiary of SIIC, to acquire 100% equity interest in Good Cheer Enterprises Limited ("Good Cheer") and to take assignments of the non-interest bearing inter-company loans due from certain members of Good Cheer and its subsidiaries to SIIC and/or South Pacific, at an aggregate consideration of HK$1,350,000,000. Good Cheer holds a majority interest in Shanghai SIIC South Pacific Hotel Co., Ltd. through its subsidiaries, which in turn owns and operates the Four Seasons Hotel Shanghai. Details of these transactions are included in published announcements of the Company on 21st July 2008 and 5th August 2008.

The transactions are not yet completed at the date of this report.

(b) On 21st July 2008 and 5th August 2008, S.I. Infrastructure Holdings Limited, a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement and a supplemental agreement with SIIC CM Development Limited ("SIIC CM"), a wholly-owned subsidiary of SIIC, to acquire 100% equity interest in S.I. Hu-Hang Development Limited ("Hu-Hang") and to take an assignment of the non-interest bearing shareholder's loan due from Hu-Hang and/or its subsidiary to SIIC CM and/or SIIC, at an aggregate consideration of HK$4,196,312,000. Hu-Hang holds 100% equity interest in Shanghai Road-Bridge Development Co., Ltd. through its subsidiaries, which in turn owns concession for operation rights of Hu-Hang Expressway (Shanghai Section) till 31st August 2030. Details of these transactions are included in published announcements of the Company on 21st July 2008 and 5th August 2008.

The transactions are not yet completed at the date of this report.



Directors' Interests in Shares, Underlying Shares and Debentures

As at 30th June 2008, the interests and short positions of the Directors and Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

(I) Interests in shares and underlying shares of the Company

(a) Ordinary shares

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Cai Yu Tian	Beneficial Owner	Personal	520,000	0.05%
Lu Ming Fang	Beneficial Owner	Personal	1,467,000	0.14%
Ding Zhong De	Beneficial Owner	Personal	685,000	0.06%
Zhou Jie	Beneficial Owner	Personal	307,000	0.03%
Qian Shi Zheng	Beneficial Owner	Personal	479,000	0.04%
Yao Fang	Beneficial Owner	Personal	248,000	0.02%
Tang Jun	Beneficial Owner	Personal	30,000	0.003%

All interests stated above represented long positions.



(b) Share options

Name of Director	Capacity	Date of grant	Exercise price per share HK$	Number of share options held	Percentage of total issued share capital
Cai Yu Tian	Beneficial Owner	2.5.2006	17.10	520,000	0.05%
Lu Ming Fang	Beneficial Owner	2.9.2005	14.89	480,000	0.04%
Ding Zhong De	Beneficial Owner	2.5.2006	17.10	400,000	0.04%
Zhou Jie	Beneficial Owner	2.9.2005	14.89	220,000	0.20%
Qian Shi Zheng	Beneficial Owner	2.9.2005	14.89	200,000	0.02%
Tang Jun	Beneficial Owner	2.9.2005	14.89	220,000	0.02%

(II) Interests in shares of SI Pharmaceutical

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Lu Ming Fang	Beneficial Owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial Owner	Personal	23,400	0.01%

All interests stated above represented long positions.

Save as disclosed above, none of the Directors nor Chief Executive of the Company had any other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as at 30th June 2008.



Share Options

(I) SIHL Scheme

The SIHL Scheme shall be valid and effective for a period of 10 years commencing on the date of adoption of the scheme. During the period under review, the movements in the share options to subscribe for the Company's shares under the SIHL Scheme were as follows:

			Number of shares issuable under the share options			
	Date of grant	Exercise price per share HK$	Outstanding at 1.1.2008	Reclassified during the period	Exercised during the period	Outstanding at 30.6.2008
Category 1: Directors						
Cai Lai Xing [Note]	2.9.2005	14.89	800,000	(800,000)	-	-
Cai Yu Tian	2.5.2006	17.10	940,000	-	(420,000)	520,000
Lu Ming Fang	2.9.2005	14.89	480,000	-	-	480,000
Ding Zhong De	2.5.2006	17.10	700,000	-	(300,000)	400,000
Zhou Jie	2.9.2005	14.89	220,000	-	-	220,000
Qian Shi Zheng	2.9.2005	14.89	200,000	-	-	200,000
Tang Jun	2.9.2005	14.89	220,000	-	-	220,000
Total for Directors			3,560,000	(800,000)	(720,000)	2,040,000
Category 2: Employees						
	2.9.2005	14.89	1,700,000	-	(1,319,000)	381,000
	2.5.2006	17.10	1,050,000	(140,000)	(390,000)	520,000
Total for employees			2,750,000	(140,000)	(1,709,000)	901,000
Category 3: Others						
	2.9.2005	14.89	1,524,000	800,000	(2,120,000)	204,000
	2.5.2006	17.10	840,000	140,000	(420,000)	560,000
Total for others			2,364,000	941,000	(2,540,000)	764,000
Total for all categories			8,674,000	-	(4,969,000)	3,705,000

Note: Mr. Cai Lai Xing honarably retired by rotation as a Director of the Company on 30th May 2008.

Share options granted in September 2005 under the SIHL Scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches, being:

- 2nd March 2006 to 1st March 2007 (up to 30% of the share options granted are exercisable)
- 2nd March 2007 to 1st March 2008 (up to 60% of the share options granted are exercisable)
- 2nd March 2008 to 1st March 2009 (all share options granted are exercisable)

Share options granted in May 2006 under the SIHL Option Scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches, being:

- 2nd November 2006 to 1st November 2007 (up to 30% of the share options granted are exercisable)
- 2nd November 2007 to 1st November 2008 (up to 60% of the share options granted are exercisable)
- 2nd November 2008 to 1st November 2009 (all share options granted are exercisable)

During the period, the weighted average closing price of the Company's shares immediately before the respective dates on which the share options under the SIHL Scheme were exercised was HK$29.15.

(II) Mergen Biotech Scheme

The Mergen Biotech Scheme shall be valid and effective for a period of 10 years commencing on the date of adoption of the scheme. The following table discloses details of the options granted to Mergen Biotech's employees and qualified participants under the Mergen Biotech Scheme during the period:

Date of grant	Exercise price per share	Outstanding at 1.1.2008 and 30.6.2008
31st December 2004	US$8.22	63,400 [Note]

Note: 39,000 share options of which were granted to Mr. Hu Fang, director and president of Mergen Biotech.

As at 30th June 2008, all options under the Mergen Biotech Scheme were unexercised. No options was granted or exercised under the Mergen Biotech Option Scheme during the period.

Pursuant to the offer letter issued by Mergen Biotech on 31st December 2004, 55% of the share options granted are exercisable since 30th June 2005. Subject to the fulfillment of certain performance targets as determined by the board of directors of Mergen Biotech by the grantees, the rest of the 45% share options granted are exercisable in three batches, in particular, every six months interval from 1st January 2005 an additional 15% of the share options granted are exercisable until 30th May 2014.



Interests of Substantial Shareholders and Other Persons in Shares and Underlying Shares

As at 30th June 2008, the interests and short positions of the substantial shareholders of the Company and other persons, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO, were as follows:

Name of Shareholder	Capacity	Nature of interests	Number of issued ordinary shares held	Percentage of total issued share capital
(a) Long Positions				
SIIC	Interests held by controlled corporations	Corporate	546,944,371 *(note (i))*	50.82%
Morgan Stanley	Interests held by controlled corporations	Corporate	58,292,504	5.42%
JPMorgan Chase & Co.	Beneficial owner	Corporate	1,058,000	0.10%
	Investment manager	Corporate	3,667,000	0.34%
	Custodian corporation/ approved lending agent	Corporate	60,116,644	5.59%
(b) Short Positions				
SIIC	Interests held by controlled corporations	Corporate	86,218,331 *(note (ii))*	8.01%
Morgan Stanley	Interests held by controlled corporations	Corporate	12,236,350	1.14%
JPMorgan Chase & Co.	Beneficial owner	Corporate	400,000	0.04%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited, SIIC Trading Company Limited, SIIC Asset Management Company Limited, Billion More Investments Limited, SIIC Treasury (B.V.I.) Limited and SIIC CM Development Limited held 466,644,371, 80,000,000, 150,000, 50,000, 50,000, 40,000 and 10,000 shares of the Company respectively, and was accordingly deemed to be interested in the respective shares held by the aforementioned companies.

(ii) SIIC was taken to have short positions in respect of 86,218,331 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by Shanghai Industrial Investment Treasury Co. Ltd. due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.



Other Information

Save as disclosed above, no other persons had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 30th June 2008.

Employees

There have been no material changes to the information disclosed in the Company's annual report 2007 in respect of the number and remuneration level of employees, remuneration policies and staff training programmes of the Group.

Review of Report

The Audit Committee has reviewed the Company's interim report for the six months ended 30th June 2008.

Corporate Governance

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules throughout the six months ended 30th June 2008.

Model Code for Securities Transactions by Directors

The Company has adopted a code of conduct regarding Directors' and relevant employees' securities transactions of listed companies on terms no less exacting than the required standard set out in the Model Code, and all Directors have confirmed that they have complied with the Model Code and the Company's own code during the period under review.

Purchase, Sale or Redemption of Listed Securities

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.



Glossary of Terms

Term used	Brief description
Bengbu GWC	General Water of China (Bengbu) Co. Ltd.
Bright Dairy	Bright Dairy and Food Co. Ltd. (SSE stock code: 600597)
Changzhou Pharmaceutical	Changzhou Pharmaceutical Co. Ltd.
General Water of China	General Water of China Co. Ltd.
Guangdong Techpool	Guangdong Techpool Biochem Pharma Co. Ltd.
Hangzhou Qingchunbao	Chia Tai Qingchunbao Pharmaceutical Co. Ltd.
Hu-Ning Expressway	Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd.
Huizhong Automotive	Shanghai Huizhong Automotive Manufacturing Co. Ltd.
Huqingyutang Pharmaceutical	Hangzhou Huqingyutang Pharmaceutical Co. Ltd.
Lianhua Supermarket	Lianhua Supermarket Holdings Co. Ltd. (HKSE stock code: 980)
Liaoning Herbapex	Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange
Mergen Biotech	Mergen Biotech Ltd.
Mergen Biotech Scheme	A share option scheme adopted by Mergen Biotech as approved by the Shareholders at the extraordinary general Meeting held on 28th May 2004
MicroPort Medical	MicroPort Medical (Shanghai) Co. Ltd.
Model Code	Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules
Nanyang Tobacco	Nanyang Brothers Tobacco Co., Ltd.
Net Business Profit	Net profit excluding net corporate income



Glossary of Terms

Term used	**Brief description**
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
Shanghai Information Investment	Shanghai Information Investment Inc.
Shanghai Medical Instruments	Shanghai Medical Instruments Co. Ltd.
Shanghai Urban Development	Shanghai Urban Development (Holdings) Co. Ltd.
SI Pharmaceutical	Shanghai Industrial Pharmaceutical Investment Co. Ltd. (SSE stock code: 600607)
SIHL Scheme	A share option scheme adopted by the Company as approved by the Shareholders at the extraordinary general Meeting held on 31st May 2002
SIIC	Shanghai Industrial Investment (Holdings) Co. Ltd.
SMIC	Semiconductor Manufacturing International Corporation (HKSE stock code: 981)
SSE	Shanghai Stock Exchange
Stock Exchange or HKSE	The Stock Exchange of Hong Kong Ltd.
Sunway Biotech	Shanghai Sunway Biotech Co. Ltd.
Wenzhou GWC	General Water of China (Wenzhou) Co. Ltd.
Wing Fat Printing	The Wing Fat Printing Co., Ltd.
Xiamen TCM	Xiamen Traditional Chinese Medicine Co. Ltd.
Xiangtan GWC	General Water of China (Xiangtan) Co. Ltd.
Yongjin Expressway	Zhejing Jinhua Yongjin Expressway Co. Ltd.

For the purposes of the "Business Review, Discussion and Analysis" of this Interim Report, the exchange rate of HK$1.00 = RMB0.8791 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amounts has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

上海實業控股

SHANGHAI INDUSTRIAL

股份代號:363

二零零八年中期報告



目錄



公司資料

董事

執行董事
滕一龍先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
呂明方先生
丁忠德先生
周　杰先生*(常務副行政總裁)*
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

董事會轄下委員會

執行委員會
滕一龍先生*(委員會主席)*
蔡育天先生
呂明方先生
周　杰先生
錢世政先生
姚　方先生

審核委員會
羅嘉瑞先生*(委員會主席)*
吳家瑋先生
梁伯韜先生

薪酬委員會
羅嘉瑞先生*(委員會主席)*
吳家瑋先生
梁伯韜先生
張震北先生
張　杰先生

公司秘書

梁年昌先生

合資格會計師

李劍峰先生

授權代表

蔡育天先生
梁年昌先生

註冊辦事處

香港灣仔告士打道39號
夏慤大廈26樓
電話：(852) 2529 5652
傳真：(852) 2529 5067
電郵：enquiry@sihl.com.hk

核數師

德勤•關黃陳方會計師行

股份過戶登記處

卓佳秘書商務有限公司
香港灣仔皇后大道東28號
金鐘匯中心26樓
電話：(852) 2980 1333
傳真：(852) 2861 1465

美國預託證券存託銀行

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

公司股份代號

聯交所	:	363
彭博	:	363 HK
路透社	:	0363.HK
美國預託證券代號	:	SGHIY

公司網址

www.sihl.com.hk



股息通知及財務日誌

股息通知

中期股息

本公司董事會決議派發截至二零零八年六月三十日止六個月期間中期股息每股45港仙(二零零七年：37港仙)予於二零零八年九月二十五日(星期四)登記於股東名冊內的股東，有關股息將於二零零八年十月六日(星期一)或前後派付予各位股東。

暫停辦理股份過戶登記手續

股份過戶登記處將於二零零八年九月二十三日(星期二)至二零零八年九月二十五日(星期四)(包括首尾兩天)暫停辦理本公司股份過戶登記手續。股息通知將於二零零八年十月六日(星期一)或前後寄予各位股東。如欲獲派發中期股息，股東須於二零零八年九月二十二日(星期一)下午四時三十分前，將所有過戶表格連同有關股票送達本公司之股份過戶登記處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，辦理過戶手續。

財務日誌

二零零八年中期業績	已於二零零八年九月二日(星期二)公佈
暫停股份過戶登記	將於二零零八年九月二十三日(星期二)至二零零八年九月二十五日(星期四)(包括首尾兩天)暫停辦理
二零零八年中期股息記錄日期	二零零八年九月二十五日(星期四)
二零零八年中期股息通知	將於二零零八年十月六日(星期一)或前後寄予各位股東



董事長報告書

本人欣然向各位股東宣佈，截至二零零八年六月三十日止六個月，本集團未經審核營業額達62.89億港元，較去年同期上升60.5%，股東應佔溢利為12.02億港元，同比上升28.9%；每股盈利同比上升16.3%，達1.12港元。期內，本集團整體業績表現良好，創同期業績新高。

本公司董事會決議派發截至二零零八年六月三十日止六個月期間中期股息每股45港仙（二零零七年：37港仙）予於二零零八年九月二十五日（星期四）已登記在本公司股東名冊內之股東。上述中期股息將於二零零八年十月六日（星期一）派付予各位股東。

整體業務穩步增長　中期業績再創新高

本期間，本集團各業務板塊均有良好表現，成為主要盈利動力。基建業務業績一直保持平穩增長，提供穩定經常性收益；醫藥行業形勢總體趨好，集團整體醫藥業務錄得銷售和盈利快速增長；消費品業務扣除去年特殊項目因素後，盈利保持穩定升幅；新增房地產業務的經營業績於二零零八年開始合併於本公司的帳目內，為集團提供盈利貢獻。

本集團將繼續做強核心業務，提升各業務板塊的經營能力，把握收購兼併先機，增強整體業務素質，創造可持續發展的盈利基礎。

優化盈利結構　增強後續發展動力

二零零八年七月，本集團公佈分別以總代價4,196,312,000港元收購滬杭高速公路（上海段）的特許經營權，以及以總代價13.5億港元收購上海四季酒店約87%權益。滬杭高速公路（上海段）是長三角最繁忙的路段，全長約47.67公里。收購完成後，本集團將擁有上海兩條收費公路，佔全上海高速公路通行費收入約40%。上海四季酒店是位於上海市中心的五星級酒店，擁有優越品牌，是次收購增強了本集團房地產業務的投資組合。

本集團去年把握國有資產重組的契機，成功開拓房地產業務平台。上海城開集團目前擁有多個優質住宅及商業項目，萬源城的別墅將於近期開始銷售，市場看好；徐家匯項目抓緊前期策劃，進展順利。



注入基建和房地產業務的優質資產，可為本集團提供穩定的盈利和加強現金流，優化盈利結構，為未來發展增添後續動力。

有序退出非核心業務　提升整體資產素質

本集團一直致力優化產業投資組合，伺機退出非核心業務，以集中資源做強以基建設施、醫藥和房地產為主的業務。

為貫徹本公司出售非核心業務的戰略佈局，自去年全面退出汽車及零部件業務後，本集團於二零零八年五月公佈以7.75億港元出售上海信投20%權益，交易已於六月完成，本公司於本期間獲得出售收益約3.32億港元。所得款項有助本集團增加手持現金，從而購入具價值的資產項目，提升整體資產素質。

展望

在基建設施方面，本集團將進一步強化在上海經營收費公路的領導地位，進一步優化水務業務的資本結構，建立起基建業務平台，為集團提供穩定盈利增長和經常性現金流，增強後續發展動力。

在醫藥方面，本集團將加快整合優勢醫藥資源，提升可持續發展能力和企業效益，抓住上海市國資重組有利契機，並貫徹以產品為基礎，以發展為基調，加強產品經營，加大併購力度，實現業務和經濟效益加快增長的目標。

在消費品方面，相關業務所提供的盈利貢獻給本集團業務發展提供了支持，未來將積極擴大營銷規模，並加強成本管理，提高經營效益，進一步加大盈利能力。

在房地產業務方面，將立足上海，並向國內其它主要城市拓展，打造優質品牌形象，通過不同形式收購具市場價值及競爭力項目，增加土地儲備，加快項目開發和銷售，提升盈利貢獻，致力創造持續穩定增長的回報。



未來公司資源將繼續向基建設施、醫藥及房地產等業務聚焦，伺機注入優質資產，加強整體業務穩定增長能力和後續發展動力，並加快有序退出非核心產業的步伐，致力優化公司產業和資本結構，擴大盈利貢獻，提升股東價值。

本人謹藉此機會代表董事會，對本公司全體股東一直以來對本集團的支持和愛護，並對管理團隊和全體員工為本集團業務發展所付出的不懈努力和貢獻，致以衷心的謝意。



滕一龍
董事長

香港，二零零八年九月二日



集團業務結構

上海實業控股有限公司 (363 HKSE)

- **基建設施**
  - 滬寧高速 (100%)
  - 甬金高速 (30%)
  - 中環水務 (50%)
- **醫藥**
  - 杭州青春寶 (55%)
  - 胡慶餘堂藥業 (51.0069%)
  - 廈門中藥廠 (61%)
  - 遼寧好護士 (55%)
  - 三維生物 (70.41%)
  - 廣東天普 (51%)[1][2]
  - 常州藥業 (60.59%)[2]
  - 微創醫療 (19.1%)
  - 上海醫療器械 (99.5%)[2]
- **消費品**
  - 南洋煙草 (100%)
  - 光明乳業 (35.176%) (600597 SSE)
  - 永發印務 (93.4%)
  - 聯華超市 (21.17%)[2] (980 HKSE)
- **房地產**
  - 上海城開集團 (59%)

附註：

(1) 廣東天普於二零零八年三月公佈配售新股集資人民幣1億元。待有關交易完成後，本集團持有廣東天普的股權將攤薄至40.8%。

(2) 該等權益由上實醫藥及／或其附屬公司持有。



截至二零零八年六月三十日止六個月，本集團未經審核營業額為62.89億港元，較去年同期上升60.5%；股東應佔溢利達12.02億港元，同比增長28.9%。本期間，本集團整體業績表現良好，項目穩定推進。今年六月，本集團完成出售上海信投20%權益，並錄得出售收益約3.32億港元。

各業務板塊佔本集團業務淨利潤之比重


14.4%
10.4%
32.2%
21.2%
21.8%
基建設施
醫藥
消費品
房地產
其他

基建設施

本期間，基建設施業務的盈利貢獻達1.70億港元，與去年同期比較上升18.1%，佔本集團業務淨利潤14.4%。

滬寧高速公路(上海段)四拓八車道工程正有序順利推進，整項工程預計於二零零八年底前完成，屆時車流量和通行費收入將大幅提升。儘管年初遇上雪災，使春運高峰期間車流量稍為減少，滬寧高速公路(上海段)上半年錄得通行費收入約1.70億港元，車流量達941萬架次，期內收取改擴建補償款項約為9,003萬港元。

甬金高速公路(金華段)雖受到年初雪災及油價上漲等不利因素影響，但收益依然保持增長勢態，二零零八年上半年主營收入約8,143萬港元，同比增加17.6%，日均全程車流量為7,614架次，同比增加6.6%。隨著諸永高速公路預期於二零零八年底前通車，將可帶動甬金高速公路(金華段)車流量及收益上升。



中環水務本期間主營收入為2.50億港元，較去年同期上升33.0%。旗下蚌埠中環水務已成功將水價調升，自二零零八年三月起執行；湘潭中環水務亦正積極爭取於二零零八年底前第二次調整水價。溫州中環水務於三月以BOT形式進行之溫州東片一期10萬噸污水處理工程舉行了通水儀式，目前已正式投入營運。五月，湖州市老虎潭水庫亦舉行了下閘蓄水儀式，完成兩年半的施工建設，標示階段性取得成果。隨著水務行業逐步提升水價、公司項目陸續竣工投入營運，以及優化水務資本結構措施的落實，將加快公司發展步伐。

醫藥

二零零八年上半年，醫藥行業通脹壓力日益增大、環境和醫藥質量監管日趨嚴厲，但行業總體形勢趨好，本期間，本集團醫藥業務主營業務和經濟效益保持快速增長，為本集團提供約1.22億港元的盈利貢獻，同比上升70.1%，佔本集團業務淨利潤約10.4%。期內，上實醫藥首次入選上海企業百強榜，名列第71位。

中藥及保健食品方面，中藥「登峰」系列注射液期內銷售保持暢旺，其中「參麥注射液」銷售同比上升48.3%，「丹參注射液」和「黃芪注射液」銷售亦分別錄得15.5%及11.0%之升幅；「胡慶餘堂胃復春片」為推廣重點，銷量同比上升32.4%；「好護士乳癖消」銷售同比升幅33.8%。

主要產品銷售

產品名稱	產品類別／療效	銷售額（千港元） 二零零七年 上半年	 二零零八年 上半年	同比變化
「登峰參麥注射液」	心血管類	132,454	**196,397**	48.3%
「登峰丹參注射液」	心血管類	60,387	**69,721**	15.5%
「胡慶餘堂胃復春片」	胃炎	39,883	**52,800**	32.4%
「好護士乳癖消片」	婦科	51,099	**68,368**	33.8%
「鼎爐新瘀片」	抗菌消炎鎮痛	44,512	**55,718**	25.2%
「青春寶抗衰老片」	提升免疫力	170,030	**182,034**	7.1%
「青春寶永真片」	保健食品	25,471	**27,344**	7.4%
「青春寶美容膠囊」	保健食品	31,140	**30,287**	-2.7%
「胡慶餘堂鐵皮楓斗晶」	保健食品	22,653	**21,408**	-5.5%
「天普洛安」	尿胰蛋白霉抑製劑	69,730	**132,629**	90.2%
「常藥卡托普利片」	抗高血壓	34,600	**38,001**	9.8%
「複方利血平片」	抗高血壓	34,783	**38,149**	9.7%

生物醫藥方面，廣東天普旗下新產品「凱力康」是經12年自主研究開發，擁有自主知識產權的國家一類新藥，於今年六月更被國家發展和改革委員會列入專項項目，目前已獲得五項國家發明專利。期內「凱力康」及國內獨家生產品種「天普洛安」銷售實現快速增長。廣東天普於二零零八年三月公佈配售新股，集資人民幣1億元。完成後，上實醫藥於廣東天普之股權將攤薄至40.8%，仍是第一大股東，將會與新投資者在醫藥產品領域上加強合作。

化學藥品方面，本期間業務整體銷售良好，其中醫藥批發及零售同比增加30.2%；常州藥業製劑品種「複方降壓片」、「常藥卡托普利片」及「反應停」等主要品種銷售亦錄得不俗增長。常州藥業旗下常州製藥廠期內順利取得ISO14000認證的國內註冊證書，標示著公司環保管理水平與國際標準接軌。

醫療器械方面，二零零八年上半年，上海醫療器械銷售較去年同期上升20.4%，其中醫院設備主要產品手術床和無影燈銷售同比增加19.1%，醫用及自製環保耗材銷售同比增加2.13倍。本期間，微創醫療獲得日本厚生勞動省外國醫療器械製造商認定證書，成為日本醫療器械行業認可的外國製造商，創造了產品出口日本的必要條件。

消費品

本期間，本集團的消費品業務營業額錄得18.32億港元，同比上升14.8%，盈利達3.79億港元，同比下降39.2%，盈利佔本集團業務淨利潤32.2%。盈利同比下降主要由於本集團去年同期出售汽車及零部件業務獲得特殊收益，在扣除特殊收益因素及相關盈利貢獻後，消費品業務盈利實際較去年同期上升18.7%。

集團煙草業務上半年整體銷售收入達10億港元，同比上升7.4%，淨利潤2.33億港元，同比上升15.9%。期內，南洋煙草加強成本管理，積極調整市場營銷結構，取得了成效。本港市場銷量同比增長達21.5%；澳門市場發展穩步上升，銷量增長19.2%；免稅市場新開發產品罐裝「單雙妹」系列銷量增長達1.98倍；中專市場上半年累計銷量同比增加49.88%。膨脹煙絲生產線擴建工程項目投資共計約6,361萬港元，預計於二零零八年底前完成工程，可為南洋煙草擴充產能，拓寬後續發展空間。



二零零八年上半年，乳品行業成本增加，部分產品價格亦同比上漲，乳製品市場呈消費總量下降。光明乳業本期間銷售優於行業水平，主營業務銷售達人民幣37.70億元(相當於約41.65億港元)，主要是「AB100」、「暢優」等重點產品銷售有較高的增長；淨利潤人民幣1.40億元(相當於約1.55億港元)，同比上升38.3%。三月下旬，國家發展和改革委員會同意部份純牛奶提價，在一定程度上舒緩了成本壓力，有利提高公司盈利能力。二零零八年三月，本集團向達能集團收購其持有的10.005%光明乳業股份之交易已完成，本集團於光明乳業的持股量由25.171%上調至35.176%。

永發印務主要從事包裝材料及印刷產品製造及銷售，在香港及中國多個主要省市擁有廣泛的生產及銷售網路。二零零八上半年整體業務表現良好，營業額錄得約9.31億港元，較去年同期增加19.9%，其中箱板紙和印刷品銷售上升23.8%及20.3%；扣除上市費用前淨利潤約9,607萬港元，同比上升8.5%。期內由於市場反覆，永發印務董事會決定將分拆上市計劃暫時延期，並將審視市場變化，適時再行啟動有關計劃。

本期間，聯華超市持續門店轉型和強店戰略，整體同店銷售增長顯著，營業額達人民幣107.39億元(相當於約118.62億港元)，較去年同期增長19.8%，股東應佔溢利達人民幣2.27億元(相當於約2.51億港元)，同比增長61.8%。期內，截至六月底，聯華超市門店總數達3,848家，其中大型綜合超市121家，超級市場1,768家，便利店1,959家；加盟門店達2,228家。

房地產

隨著本集團於二零零七年度完成收購上海城開集團合共59%權益，上海城開集團的經營業績於二零零八年已開始合併於本公司帳目內。二零零八年上半年，房地產業務通過物業銷售、租金收入及投資物業重估為本集團提供盈利貢獻約2.50億港元。

截至二零零八年上半年，本集團共有八個房地產發展項目，期內上海城開集團通過市場競拍方式，分別在重慶和昆山購入二幅地塊，新增總可建築面積約288,692平方米，土地儲備增加160,763平方米，使規劃總建築面積累計達3,332,717平方米，分佈上海、重慶、合肥、長沙、無錫、昆山等長江一帶六個城市。期內在建項目共四個，新建建築面積439,022平方米。



本期間，上海城開集團物業預售合同金額約1.429億港元。萬源城E街坊逸郡已於去年開始出售，於今年三月，E2街坊已完成入伙，上半年主要進行E2車位銷售，預售金額約2,199萬港元。其他項目物業銷售包括昆山琨城帝景園和長沙托斯卡納，期內分別實現預售金額約7,817萬港元及4,271萬港元，銷售建築面積合共約22,075平方米。

本期間，本集團持有投資物業總建築面積約為76,875平方米，主要包括上海城開國際大廈、匯民商廈及其他零星物業，該等物業多以長期租約出租，上半年租金收入約共5,259萬港元，預計下半年繼續錄得穩定租金收入。

上海城開集團旗下主要物業項目概況如下：

項目	房產類別	概約地盤面積	總可建築面積	累計預售建築面積／於2008年上半年預售建築面積	上海城開集團應佔權益	落成日期
主要發展中物業						
萬源城 上海市閔行區	住宅	地盤總面積943,000平方米；其中居住小區B、C、D、E及F街坊佔560,463平方米	1,307,369平方米（包括地下車庫及共用配套設施）	128,878.56/ 28,378.56 平方米	90%	2007年至2010年，分期落成
琨城帝景園 江蘇省昆山市	酒店、商業及住宅	205,016平方米	268,020.5平方米	30,452/16,238 平方米	90%	2007年至2009年，分期落成
玫瑰紳城 安徽省合肥市	商業及住宅	187,060平方米（連同北區一塊土地）	445,551平方米	-	100%	2008年至2009年，分期落成
托斯卡納 湖南省長沙市	商業及住宅	180,541平方米	202,425平方米	61,852.88/ 5,836.88 平方米	55%	2006年至2009年，分期落成



項目	房產類別	概約地盤面積	總可建築面積	上海城開集團應佔權益
主要未來發展物業				
徐家匯中心 上海市徐匯區	綜合用途	132,000平方米 分為6塊土地 (已取得35,343平方米)	629,000平方米 (已取得168,414.75平方米)	60% 已取得一塊土地的土地使用權，可作綜合用途
無錫蠡湖科技大廈 無錫蠡湖經濟開發區	酒店及商業	24,041平方米	191,660平方米	100%
常青藤國際社區 重慶市	住宅	126,540平方米	151,800平方米	55%
花橋國際商務城C-25地塊(暫定名) 江蘇省昆山市	綜合用途	34,223平方米	136,892平方米	52%

其他

本集團於二零零八年五月公佈以7.75億港元出售上海信投20%權益，交易已於六月完成，本集團期內獲出售收益約3.32億港元。

本期間，中芯國際全面退出標準型DRAM產品市場，使DRAM產品出貨量減少，總銷售額較去年同期下降7.6%至55.01億港元，北京廠的長期資產目前則已確認減值損失為8.25億港元。


財務回顧

主要數據

業績	二零零八年 未經審核	二零零七年	變幅
	截至六月三十日止六個月		
營業額(千港元)	**6,288,665**	3,916,952	60.5%
股東應佔溢利(千港元)	**1,202,239**	932,910	28.9%
每股盈利－基本	**1.120港元**	0.963港元	16.3%
每股股息－中期	**45港仙**	37港仙	21.6%
股息派發比率	**40.2%**	38.4%	
利息覆蓋倍數(註(1))	**23.5倍**	22.2倍	

財務狀況	未經審核 六月三十日	經審核 十二月三十一日	
資產總額(千港元)	**43,243,344**	40,400,006	7.0%
股東權益(千港元)	**22,985,310**	22,693,962	1.3%
每股資產淨值(港元)	**21.36**	21.18	0.8%
總負債對總資金(註(2))	**16.1%**	11.3%	
已發行股數(股)	**1,076,230,000**	1,071,261,000	

註(1)：　(除稅、利息支出、折舊及攤銷前利潤)／利息支出
註(2)：　附息借貸／(股東權益＋少數股東權益＋附息借貸)



財務回顧

一 財務業績分析

1 本公司股東應佔溢利

受惠於各主要業務的穩定增長，出售非核心業務上海信投錄得的出售利潤，以及去年完成收購上海城開(集團)59%股本權益，自二零零八年度起合併其財務業績於本集團帳目內，本集團於二零零八年上半年度錄得股東應佔溢利為12億224萬港元，較二零零七年同期增加2億6,933萬港元或約28.9%。



百萬港元
2000
1600
1200
800
400
0
2004
2005
2006
2007
2008
下半年度溢利
上半年度溢利

2 各業務溢利貢獻

本期間各業務對集團的業務溢利貢獻以及去年同期比較資料綜合如下：

	未經審核 截至六月三十日止六個月 二零零八年 千港元	二零零七年 千港元	變幅
房地產	**250,246**	–	不適用
基建設施	**170,281**	144,214	18.1%
醫藥	**122,210**	71,851	70.1%
消費品	**379,156**	623,634	(39.2%)
信息技術	**256,505**	14,552	1,662.7%

本期間上海城開(集團)旗下兩個樓盤萬源城E街坊逸群及長沙托斯卡納一期完成交房手續後入帳，加上城開國際大廈落成開始提供經常性租金收入及確認其經評估的公允值增值，因此於本期間為本集團的房地產業務提供可觀的利潤貢獻，並成為本集團的利潤增長點。



本期間基建設施業務整體盈利保持平穩，國內年初的雪災及滬寧高速改擴建工程對車流量造成影響，但由於滬寧高速車流量補貼安排於本年度內仍然有效，對滬寧高速的盈利並沒有造成重大影響，基建業務的溢利與去年同期比較還有約18.1%的升幅，主要是受惠於水務業務獲得政府補貼。

醫藥業務整體形勢已從國內醫藥產品降價及成本上漲等因素影響下穩定過來，各醫藥企業的銷售回復增長，其中杭州青春寶旗下參麥注射液銷售大幅增長48.3%，加上本期間出售一間醫藥合營企業獲得出售利潤861萬港元，致使醫藥業務盈利貢獻大幅增加70.1%。

去年同期業績包括汽車業務經營利潤貢獻及出售利潤，致使本期間消費品業務利潤貢獻下跌，但扣除此出售業務的財務影響，消費品業務利潤同比增加5,971萬港元，主要因二零零八年三月完成增持光明乳業股權約10%至35.176%，以及光明乳業把達能日爾維公司終止商標及技術許可的補償款於期內入帳，致使應佔光明乳業利潤大幅增加；南洋煙草的業績持續受銷售增長的帶動，期內銷售突破10億港元，利潤同比增加3,203萬港元至2億3,307萬港元。

本集團於二零零八年上半年度完成出售上海信投及部份策略投資，錄得可觀出售利潤。但期內，中芯國際除因記憶體產品售價持續下跌令虧損擴大外，第一季度與客戶達成協定決定退出標準型記憶體產品市場，需要為相關存貨及長期資產提取減值準備分別約0.45億美元及1.05億美元，令應佔虧損大增，抵銷部份出售利潤的增幅。

各業務於二零零八年上半年度的經營情況及進展已詳載於「業務回顧、討論與分析」內。



3 營業額

	未經審核 截至六月三十日止六個月		
	二零零八年	二零零七年	增加
	千港元	千港元	
房地產	**1,565,362**	-	不適用
基建設施	**164,849**	162,653	1.4%
醫藥	**2,725,964**	2,157,476	26.3%
消費品	**1,832,490**	1,596,823	14.8%
	6,288,665	3,916,952	60.5%

二零零八年上半年度


29.1%
43.4%
24.9%
2.6%
房地產
基建設施

二零零七年上半年度


40.8%
55.1%
4.1%
醫藥
消費品

本期間本集團的營業額比較去年同期增加約60.5%，主要受惠於去年完成收購上海城開(集團)59%股本權益，自二零零八年度起合併其營業額入本集團帳目內，以及各業務的營業額均錄得升幅所致。

本期間的房地產業務營業額主要為上海城開(集團)旗下兩個樓盤萬源城E街坊逸郡及長沙托斯卡納一期完成交房手續後確認銷售入帳。

因國內年初遇上雪災，以及正值改擴建施工階段，令本期間滬寧高速的車流量受到負面影響，但受惠於人民幣升值致使換算為港元通行費收入時仍錄得輕微增幅。



儘管國內醫藥行業仍然受原材料價格上漲、各級藥品部門對醫藥品質的監管更趨嚴格等因素影響，但醫藥行業的總體經營環境已有回穩的跡象，各醫藥企業的銷售額均錄得理想的升幅，使得本集團的醫藥營業額總體錄得26.3%的升幅。

受惠於免税煙及出口海外銷量的提升及平均單箱售價有所提升，南洋煙草的營業額與去年同期比較上升7.4%；永發印務的箱板紙和印刷品銷售均錄得可觀的增長，營業額比較去年同期增加約19.9%，帶動本期間消費品業務的營業額錄得14.8%增長。

4 除税前溢利

(1) 毛利率

本期間的毛利率為31.4%，較去年同期毛利率37.9%，下降約6.5個百份點。毛利率的下降是因為房地產業務的銷售主要為於二零零七年預售的樓盤，而該等項目的銷售成本需要計入收購上海城開（集團）股權時該等項目的評估值調整因素。

(2) 淨投資收入

淨投資收入的減少主要是受投資市場大幅波動的影響及市場利率同比大幅下調令利息收入減少。

(3) 其他收入

其他收入主要是滬寧高速獲得車流量下降補償款及受惠於人民幣升值的匯兑收益增加。

(4) 分佔合營企業溢利

分佔合營企業溢利的減少主要因本期間沒有去年已出售的匯眾汽車為本集團帶來約1億2,634萬港元的利潤貢獻。



(5) ***分佔聯營公司虧損***

分佔聯營公司虧損的主要原因是本期間中芯國際除因記憶體產品售價持續下跌令虧損擴大外，中芯國際於第一季度與客戶達成協定決定退出標準型記憶體產品市場，需要為相關存貨及長期資產提取減值準備分別約0.45億美元及1.05億美元，從去年同期分佔利潤轉為分佔虧損。

(6) ***出售附屬公司、合營企業及聯營公司權益之淨溢利***

本集團於本期間完成出售非核心業務上海信投及一間合營醫藥企業，錄得可觀的出售利潤。

5 股息

本集團董事會宣佈派發中期股息每股45港仙，派息比率為40.2%，比二零零七年中期股息每股37港仙和派息比率38.4%，分別增加21.6%和增加1.8個百份點。

二 集團財務狀況

1 資本及股東權益

截至二零零八年六月三十日，本集團已發行股份共1,076,230,000股，較二零零七年度末的1,071,261,000股增加4,969,000股，增加是本期間內員工行使購股期權。

本集團保持穩健的財務狀況。受上半年度淨利潤和股份數目增加的影響，在扣減本期間內實際派發的股息，本集團的股東權益於二零零八年六月三十日約達229億8,531萬港元，增加約2億9,135萬港元。


十億港元
25
20
15
10
5
0
2004
2005
2006
2007
6/2008
股東權益



2 債項

(1) 借貸

本集團於二零零六年透過全資附屬公司SIHL Finance Limited，獲得一項五年期的30億港元長期及循環銀團貸款額度，為集團在具吸引力的利率水平下預留備用信貸額度。

於二零零八年六月三十日，本集團的總貸款約為55億7,083萬港元(二零零七年十二月三十一日：36億3,049萬港元)，其中63.8%(二零零七年十二月三十一日：64.6%)為無抵押擔保的信用貸款。

(2) 資產抵押

於二零零八年六月三十日，本集團下列資產已作抵押以取得一般信貸額度：

(a) 帳面淨值約1,480,925,000港元(二零零七年十二月三十一日：125,962,000港元)的投資物業；

(b) 帳面淨值約7,319,000港元(二零零七年十二月三十一日：40,044,000港元)的廠房及機器；

(c) 帳面淨值約336,573,000港元(二零零七年十二月三十一日：258,610,000港元)的土地及樓宇；

(d) 帳面淨值約843,000港元(二零零七年十二月三十一日：843,000港元)的汽車；

(e) 帳面淨值約1,050,893,000港元(二零零七年十二月三十一日：1,584,019,000港元)的發展中物業；

(f) 帳面淨值約23,990,000港元(二零零七年十二月三十一日：23,675,000港元)的持有作出售之物業；

(g) 帳面淨值約39,006,000港元(二零零七年十二月三十一日：無)的製成品；

(h) 帳面淨值約17,025,000港元(二零零七年十二月三十一日：無)的貿易應收款項；及

(i) 銀行存款約值712,092,000港元(二零零七年十二月三十一日：13,026,000港元)。



(3) 或然負債

於二零零八年六月三十日，本集團為上海市徐匯區國有資產監督管理委員會控制之一家實體、下屬合營企業、聯營公司及第三者的銀行信貸額向銀行提供合共約12億6,773萬港元(二零零七年十二月三十一日：10億6,538萬港元)的擔保。

3 資本性承諾

於二零零八年六月三十日，集團已簽約的資本性承諾為24億8,174萬港元(二零零七年十二月三十一日：19億8,468萬港元)主要涉及業務發展及固定資產的投資。本集團有充足的內部資源及借貸空間以支付資本性開支。

4 銀行結存及短期投資

本集團於二零零八年六月三十日持有銀行結存及短期投資分別約79億5,542萬港元(二零零七年十二月三十一日：67億2,561萬港元)和32億2,966萬港元(二零零七年十二月三十一日：31億3,622萬港元)。銀行結存的美元、人民幣及港元的比例分別為20%、74%及6%(二零零七年十二月三十一日：23%、64%及13%)。短期投資中主要包括結構性存款、股票掛鈎票據、債券及香港上市公司股票等投資。

目前本集團的資產負債結構屬於淨現金，擁有充裕的流動資金和穩健的利息覆蓋倍數，但本集團將不時檢討市場情況及考慮公司發展需要，尋求優化資本結構的機會。

5 可供出售之投資

由於本集團對中芯國際的投資策略作出調整，於本期間內已按照相關會計準則以中芯國際於二零零八年五月之帳面值由「於聯營公司權益」科目重列為「可供出售之投資」。按照本集團一貫對可供出售之投資的會計政策，公允值變動於股本權益確認，直至該項投資售出或確定出現減值時在損益中確認。

三 財務風險管理政策

1 外匯風險

本集團的業務主要集中在中國和香港特別行政區，面對的外匯風險主要是美元、港元和人民幣的匯率波動。本集團一直關注這些貨幣的匯率波動及市場趨勢，由於港元和人民幣均執行有管理的浮動匯率制度，故此在檢視目前面對的風險後，本期間並沒有簽訂任何旨在減低外匯風險的衍生工具合約。

2 利率風險

為了審慎處理利率風險的管理工作，本集團於本期間與銀行簽定了利率掉期的期權合約，旨在對沖銀團貸款的利率風險。本集團將繼續檢討市場趨勢、集團經營業務的需要及財務狀況，審慎地進行適當的對沖利率風險的安排。

3 信貸風險

本集團主要財務資產為銀行結存及現金、證券和債券投資、貿易及其它應收帳款。貿易及其它應收帳款於結算日在資產負債表中為已扣除壞帳準備的淨額，而壞帳準備是根據本集團的會計政策或基於以往經驗預期可收回的現金流有產生虧損的可能便需要作出減值。

至於為控制庫務操作的信貸風險，本集團的銀行結存及現金、證券和債券投資均必須在具信譽的金融機構存放及進行交易，持有的證券和債券投資在流通量及信貸評級等方面均有嚴格的要求及限制，以減低財務投資的信貸風險。

四 結算日後事項

於結算日後發生了以下重要事項：

(a) 於二零零八年七月二十一日及二零零八年八月五日，本公司與上實集團之全資子公司－南洋酒店控股有限公司（「南洋」）簽定買賣合同及補充協議，收購Good Cheer Enterprises Limited（「Good Cheer」）的100%股權，並受讓Good Cheer集團若干成員公司結欠上實集團及／或南洋之公司內部無息貸款，總代價為1,350,000,000港元。Good Cheer通過其下屬多家子公司持有上海上實南洋大酒店有限公司的大部份股權，並因此擁有及經營上海四季酒店。

(b) 於二零零八年七月二十一日及二零零八年八月五日，本公司的全資子公司－上實基建控股有限公司與上實集團之全資子公司－上海實業崇明開發建設有限公司（「上實崇明」）簽定買賣合同及補充協議，收購上實滬杭開發建設有限公司（「滬杭」）的100%股權，並受讓滬杭及／或其下屬子公司結欠上實崇明及／或上實集團之無息股東貸款，總代價為4,196,312,000港元。滬杭通過持有多家子公司的股權持有上海路橋發展有限公司100%權益，並擁有滬杭高速公路（上海段）至二零三零年八月三十一日止的收費經營權。



中期財務資訊的審閱報告

致上海實業控股有限公司董事會
(於香港註冊成立之有限公司)

引言

我們已審閱列載於第24頁至第44頁上海實業控股有限公司的中期財務報告，此中期財務報告包括於二零零八年六月三十日的簡明綜合資產負債表與截至該日止六個月期間的簡明綜合收益表、綜合權益變動表和綜合現金流量表以及部份附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須符合上市規則中的相關規定和香港會計師公會頒布的《香港會計準則》第34號「中期財務報告」的規定編製中期財務報告。董事須負責根據《香港會計準則》第34號編製及列報中期財務報告。我們的責任是根據我們的審閱對中期財務報告作出結論，並按照我們雙方所協議的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務資訊的審閱」進行審閱。中期財務報告審閱工作包括主要向負責財務會計事項的人員詢問，並實施分析和其他審閱程式。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信中期財務資訊在所有重大方面沒有按照《香港會計準則》第34號的規定編製。

德勤•關黃陳方會計師行
執業會計師

香港
二零零八年九月二日



簡明綜合收益表

截至二零零八年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零八年 千港元 (未經審核)	二零零七年 千港元 (未經審核)
營業額	3	**6,288,665**	3,916,952
銷售成本		**(4,315,456)**	(2,431,075)
毛利		**1,973,209**	1,485,877
淨投資收入		**105,533**	211,680
其他收入		**324,386**	102,642
於轉為投資物業時之發展中物業公允值增加		**497,073**	-
銷售及分銷費用		**(756,756)**	(550,402)
行政費用		**(590,648)**	(396,453)
財務費用		**(87,336)**	(64,105)
分佔合營企業業績		**24,592**	138,330
分佔聯營公司業績		**(46,413)**	103,376
出售附屬公司、合營企業及聯營公司權益之淨溢利		**343,102**	159,482
購併附屬公司權益之折讓		**902**	2,563
除稅前溢利		**1,787,644**	1,192,990
稅項	4	**(212,648)**	(133,441)
期間溢利	5	**1,574,996**	1,059,549
歸屬於			
一本公司股東		**1,202,239**	932,910
一少數股東		**372,757**	126,639
		1,574,996	1,059,549
股息	6	**462,431**	290,718
每股盈利	7		
一基本		**1.120港元**	0.963港元
一攤薄		**1.116港元**	0.959港元



簡明綜合資產負債表

	附註	二零零八年 六月三十日 千港元 (未經審核)	二零零七年 十二月三十一日 千港元 (經審核)
非流動資產			
投資物業	8	**1,997,146**	540,268
物業、廠房及設備	8	**4,082,661**	3,547,125
已付土地租金－非流動部份		**303,884**	299,995
收費公路經營權		**1,907,988**	1,821,142
其他無形資產		**153,480**	145,329
商譽	9	**1,450,374**	1,378,261
於合營企業權益		**1,081,502**	1,498,470
於聯營公司權益	10	**2,230,429**	3,828,644
可供出售之投資	10	**1,089,242**	442,208
應收貸款－非流動部份		**3,084**	3,323
採購物業、廠房及設備之已付訂金		**1,156,300**	808,526
購併聯營公司附加權益之已付訂金		**–**	484,802
受限制之銀行存款		**72,968**	68,272
遞延税項資產		**37,512**	71,796
		15,566,570	14,938,161
流動資產			
存貨		**13,122,409**	12,937,974
貿易及其他應收款項	11	**3,256,946**	2,341,347
已付土地租金－流動部份		**29,067**	27,367
應收貸款－流動部份		**68,252**	32,051
於損益表按公允值列帳之財務資產	12	**3,229,660**	3,136,221
應收稅金		**15,017**	57,388
作抵押之銀行存款		**712,092**	13,026
短期銀行存款		**1,922,212**	627,040
銀行結存及現金		**5,321,119**	6,085,544
		27,676,774	25,257,958
持有作出售資產		**–**	203,887
		27,676,774	25,461,845



簡明綜合資產負債表

二零零八年六月三十日

	附註	二零零八年 六月三十日 千港元 (未經審核)	二零零七年 十二月三十一日 千港元 (經審核)
流動負債			
貿易及其他應付款項	13	**5,631,117**	5,636,628
應付税項		**498,519**	388,706
銀行及其他貸款	14	**2,411,512**	1,414,450
		8,541,148	7,439,784
流動資產淨值		**19,135,626**	18,022,061
資產總值減流動負債		**34,702,196**	32,960,222
股本及儲備			
股本		**107,623**	107,126
股本溢價及儲備		**22,877,687**	22,586,836
本公司股東應佔股東權益		**22,985,310**	22,693,962
少數股東權益		**6,131,834**	5,733,627
總權益		**29,117,144**	28,427,589
非流動負債			
銀行及其他貸款	14	**3,152,321**	2,207,992
遞延税項負債		**2,432,731**	2,324,641
		5,585,052	4,532,633
總權益及非流動負債		**34,702,196**	32,960,222

簡明綜合權益變動表

	歸屬於本公司股東之權益												
	股本 千港元	股本溢價 千港元	購股期權儲備 千港元	股本贖回儲備 千港元	其他重估儲備 千港元 (註i)	其他儲備 千港元 (註ii)	投資重估儲備 千港元	換算儲備 千港元	中國法定儲備 千港元 (註iii)	保留溢利 千港元	總額 千港元	少數股東權益 千港元	總權益 千港元
於二零零七年一月一日(經審核)	96,850	10,147,375	18,481	1,071	8,144	-	4,002	451,039	478,914	6,299,505	17,505,381	2,225,614	19,730,995
可供出售之投資之公允值調整及未於收益表確認的淨溢利	-	-	-	-	-	-	97,194	-	-	-	97,194	-	97,194
本期間溢利	-	-	-	-	-	-	-	-	-	932,910	932,910	126,639	1,059,549
出售合營企業權益時之實現額	-	-	-	-	-	-	-	(78,769)	(199,627)	199,627	(78,769)	-	(78,769)
出售聯營公司權益時之實現額	-	-	-	-	-	-	-	(9,021)	(21,962)	21,962	(9,021)	-	(9,021)
出售附屬公司權益時之實現額	-	-	-	-	-	-	-	(2,714)	-	-	(2,714)	-	(2,714)
本期間確認的收入及費用總額	-	-	-	-	-	-	97,194	(90,504)	(221,589)	1,154,499	939,600	126,639	1,066,239
行使購股期權發行之股份	103	15,188	-	-	-	-	-	-	-	-	15,291	-	15,291
因行使購股期權而轉至股本溢價	-	1,256	(1,256)	-	-	-	-	-	-	-	-	-	-
發行股份之有關費用	-	(15)	-	-	-	-	-	-	-	-	(15)	-	(15)
確認以股份為基準之付款支出	-	-	3,091	-	-	-	-	-	-	-	3,091	-	3,091
儲備調撥	-	-	-	-	-	-	-	-	74,284	(74,284)	-	-	-
已付少數股東股息	-	-	-	-	-	-	-	-	-	-	-	(104,068)	(104,068)
出售附屬公司	-	-	-	-	(519)	-	-	-	(1,904)	2,423	-	(18,713)	(18,713)
已付股息(附註6)	-	-	-	-	-	-	-	-	-	(290,718)	(290,718)	-	(290,718)
於二零零七年六月三十日(未經審核)	96,953	10,163,804	20,316	1,071	7,625	-	101,196	360,535	329,705	7,091,425	18,172,630	2,229,472	20,402,102



簡明綜合權益變動表

截至二零零八年六月三十日止六個月

	歸屬於本公司股東之權益												
	股本	股本溢價	購股期權儲備	股本贖回儲備	其他重估儲備	其他儲備	投資重估儲備	換算儲備	中國法定儲備	保留溢利	總額	少數股東權益	總權益
	千港元	千港元	千港元	千港元	千港元 (註i)	千港元 (註ii)	千港元	千港元	千港元 (註iii)	千港元	千港元	千港元	千港元
於二零零八年一月一日(經審核)	107,126	13,198,450	15,241	1,071	61,730	122,496	169,319	918,947	354,065	7,745,517	22,693,962	5,733,627	28,427,589
折算財務報表匯兌差額	-	-	-	-	-	-	-	786,278	-	-	786,278	228,974	1,015,252
分佔合營企業折算財務報表匯兌差額	-	-	-	-	-	-	-	94,369	-	-	94,369	-	94,369
分佔聯營公司折算財務報表匯兌差額	-	-	-	-	-	-	-	101,219	-	-	101,219	-	101,219
可供出售之投資之公允值調整	-	-	-	-	-	-	(1,359,993)	-	-	-	(1,359,993)	-	(1,359,993)
未於收益表確認的淨費用	-	-	-	-	-	-	(1,359,993)	981,866	-	-	(378,127)	228,974	(149,153)
本期間溢利	-	-	-	-	-	-	-	-	-	1,202,239	1,202,239	372,757	1,574,996
出售合營企業權益時之實現額	-	-	-	-	-	-	-	(1,795)	-	-	(1,795)	-	(1,795)
出售附屬公司權益時之實現額	-	-	-	-	-	(122,496)	-	(63,692)	(16,964)	139,460	(63,692)	-	(63,692)
出售可供出售之投資時轉至損益中	-	-	-	-	-	-	(83,391)	-	-	-	(83,391)	-	(83,391)
本期間確認的收入及費用總額	-	-	-	-	-	(122,496)	(1,443,384)	916,379	(16,964)	1,341,699	675,234	601,731	1,276,965
行使購股期權發行之股份	497	76,873	-	-	-	-	-	-	-	-	77,370	-	77,370
因行使購股期權而轉至股本溢價	-	6,955	(6,955)	-	-	-	-	-	-	-	-	-	-
發行股份之有關費用	-	(67)	-	-	-	-	-	-	-	-	(67)	-	(67)
確認以股份為基準之付款支出	-	-	1,242	-	-	-	-	-	-	-	1,242	-	1,242
儲備調撥	-	-	-	-	-	-	-	-	76,940	(76,940)	-	-	-
增購附屬公司權益	-	-	-	-	-	-	-	-	-	-	-	(27,090)	(27,090)
少數股東之注資款	-	-	-	-	-	-	-	-	-	-	-	34,854	34,854
已付少數股東股息	-	-	-	-	-	-	-	-	-	-	-	(211,288)	(211,288)
已付股息(附註6)	-	-	-	-	-	-	-	-	-	(462,431)	(462,431)	-	(462,431)
於二零零八年六月三十日(未經審核)	107,623	13,282,211	9,528	1,071	61,730	-	(1,274,065)	1,835,326	414,041	8,547,845	22,985,310	6,131,834	29,117,144

附註：

(i) 其他重估儲備乃收購附屬公司之公允值調整，該附屬公司以往為本集團之聯營公司／合營企業。

(ii) 其他儲備乃由於合營企業股東轉讓一家實體時以低於該實體可確認資產及負債公允值的代價出讓予合營企業而被認作分佔合營企業股東之注資款。於本期間，該儲備於出售持有該實體之附屬公司時釋放。

(iii) 中華人民共和國(「中國」)法定儲備乃本集團於中國之附屬公司、合營企業及聯營公司，根據中國法例而作之撥備。

簡明綜合現金流量表

	附註	截至六月三十日止六個月 二零零八年 千港元 (未經審核)	 二零零七年 千港元 (未經審核)
經營業務之現金(流出)流入淨值		**(258,333)**	633,762
投資業務之現金(流出)流入淨值:			
增加銀行存款		**(1,998,934)**	(149,957)
購買物業、廠房及設備		**(856,544)**	(464,301)
購買附屬公司額外權益		**(27,090)**	-
購併附屬公司(扣除所得現金及等同現金項目淨值)	17	**(3,576)**	(10,000)
出售附屬公司(扣除所出售現金及等同現金項目淨值)	18	**387,499**	89,738
出售持有作出售資產所得款項		**203,887**	-
出售可供出售之投資所得款項		**117,137**	-
出售合營企業權益所得款項		**23,917**	885,000
收購合營企業之已付訂金		**-**	(225,662)
其他投資現金流		**189,477**	137,045
		(1,964,227)	261,863
融資業務之現金流入(流出)淨值:			
借貸款項		**2,655,297**	79,350
少數股東之注資款		**34,854**	-
償還銀行及其他貸款		**(834,834)**	(123,174)
已付股息		**(462,431)**	(290,718)
已付少數股東之股息		**(211,288)**	(104,068)
其他融資現金流		**(8,982)**	(47,573)
		1,172,616	(486,183)
現金及等同現金項目之(減少)增加		**(1,049,944)**	409,442
於一月一日之現金及等同現金項目		**6,085,544**	6,102,154
滙率變動的影響		**285,519**	-
於六月三十日之現金及等同現金項目,即銀行結存及現金		**5,321,119**	6,511,596



1. 編製基準

本簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十六之相應披露要求及按香港會計師公會頒布之《香港會計準則》第34號「中期財務報告」之規定而編製。

2. 主要會計政策

本簡明綜合財務報表根據歷史成本為基準編製，惟投資物業及若干金融工具以公允值計量。

本簡明綜合財務報表所採納的會計政策與本集團二零零七年十二月三十一日之年報所採納的一致。

本集團於本中期期間首次採用以下多項由香港會計師公會頒布之新詮釋（「新詮釋」），適用於本集團二零零八年一月一日開始之財務年度。

香港（國際財務報告詮釋委員會）－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易
香港（國際財務報告詮釋委員會）－詮釋第12號	服務特許權安排
香港（國際財務報告詮釋委員會）－詮釋第14號	香港會計準則第19號－界定利益資產之限制、最低資金需要及其相互關係

採用新詮釋對本會計期間或過往會計期間之業績或財務狀況並無重大影響。因此毋須作出前期調整。

本集團並無提前採納以下已頒布但尚未生效之新訂及經修訂準則、修訂或詮釋。

香港會計準則第1號（修訂版）	財務報表呈列方式[1]
香港會計準則第23號（修訂版）	借貸成本[1]
香港會計準則第27號（修訂版）	綜合及獨立財務報表[2]
香港會計準則第32及第1號（經修訂）	可沽售金融工具及清盤產生之責任[1]
香港財務報告準則第2號（經修訂）	歸屬條件及注銷[1]
香港財務報告準則第3號（修訂版）	業務合併[2]
香港財務報告準則第8號	經營分部[1]
香港（國際財務報告詮釋委員會）－詮釋第13號	客戶忠誠計劃[3]
香港（國際財務報告詮釋委員會）－詮釋第15號	房地產建造合同[1]
香港（國際財務報告詮釋委員會）－詮釋第16號	海外業務淨投資的對沖[4]

[1] 於二零零九年一月一日或其後開始之年度期間生效。
[2] 於二零零九年七月一日或其後開始之年度期間生效。
[3] 於二零零八年七月一日或其後開始之年度期間生效。
[4] 於二零零八年十月一日或其後開始之年度期間生效。

2. 主要會計政策(續)

採納香港財務報告準則第3號(修訂版)有可能影響收購日在二零零九年七月一日或其後開始之首個年度報告期間的業務合併會計處理;而香港會計準則第27號(修訂版)將會影響母公司於一附屬公司持有權的變更但並未因此而喪失控制權的會計處理方法,將會按股本交易處理。

本公司董事會預期,採納其他新訂及經修訂準則、修訂或詮釋將不會對本集團之業績或財務狀況造成重大影響。

3. 業務分部信息

為了管理目的,本集團分為四個經營業務－房地產、基建設施、醫藥及消費品。本集團是以這些業務為基礎報告其主要分部信息。

主要業務如下:

房地產	－	物業發展及投資
基建設施	－	投資於收費公路及水務行業
醫藥	－	製造、銷售藥品及保健品;醫療器械
消費品	－	製造及銷售香煙、包裝材料、印刷產品、乳製品、汽車、汽車零件及配件

3. 業務分部信息(續)

截至二零零八年六月三十日止六個月

	房地產 千港元	基建設施 千港元	醫藥 千港元	消費品 千港元	未分攤 千港元	綜合 千港元
營業額						
對外銷售	1,565,362	164,849	2,725,964	1,832,490		6,288,665
分部業績	518,485	181,919	304,636	398,541		1,403,581
未分攤總部						
收入淨值						149,216
財務費用						(87,336)
分佔合營企業業績	–	(13,744)	30,260	56	8,020	24,592
分佔聯營公司業績	2,047	–	12	118,816	(167,288)	(46,413)
出售附屬公司、						
合營企業及聯營公司						
權益之淨溢利						343,102
購併附屬公司權益						
之折讓						902
除稅前溢利						1,787,644
稅項						(212,648)
期間溢利						1,574,996

3. 業務分部信息(續)

截至二零零七年六月三十日止六個月

	房地產 千港元	基建設施 千港元	醫藥 千港元	消費品 千港元	未分攤 千港元	綜合 千港元
營業額						
對外銷售	-	162,653	2,157,476	1,596,823		3,916,952
分部業績	-	165,122	215,120	361,051		741,293
未分攤總部						
收入淨值						112,051
財務費用						(64,105)
分佔合營企業業績	-	(17,933)	22,182	127,051	7,030	138,330
分佔聯營公司業績	-	-	3,176	95,452	4,748	103,376
出售附屬公司、						
合營企業及聯營公司						
權益之淨溢利						159,482
購併附屬公司權益						
之折讓						2,563
除稅前溢利						1,192,990
稅項						(133,441)
期間溢利						1,059,549

4. 稅項

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
稅項支出(收入)包括：		
本期間稅項		
一香港	**44,810**	50,557
一中國其他地區	**124,522**	83,652
	169,332	134,209
往年(多提)少提撥備		
一香港	**(294)**	(1,493)
一中國其他地區	**(5,056)**	3,829
	(5,350)	2,336
遞延稅項	**48,666**	(3,104)
	212,648	133,441

香港利得稅乃按本期間估計應課稅溢利以稅率16.5%(二零零七年：17.5%)計算。於二零零八年六月二十六日，香港立法會通過二零零八年收入條例草案，其中包括減少法團利得稅率1%至16.5%，自二零零八至二零零九課稅年度生效。該下調之影響已反映於量度截至二零零八年六月三十日止六個月之本期間及遞延稅項內。截至二零零八年六月三十日止六個月之估計加權平均年度所得稅率為16.5%(二零零七年：17.5%)。

於二零零七年三月十六日，中國按中華人民共和國主席令63號頒布了中華人民共和國企業所得稅法(「新稅法」)。於二零零七年十二月六日，中華人民共和國國務院簽署了新稅法的實施條例。於舊法律及條例下符合享有稅務優惠稅率15%之公司，所得稅率將分別於二零零八、二零零九、二零一零、二零一一及二零一二年逐漸增至18%、20%、22%、24% 及25%。仍獲得中國所得稅豁免及優惠(「稅務優惠」)之公司，在所得稅率增至25%前，新稅法及實施條例實行後將繼續享有稅務優惠。現時所得稅率為33%之公司，新稅法及實施條例自二零零八年一月一日起，所得稅率將由33%調整至25%。

5. 期間溢利

期間溢利已扣除(計入):

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
收費公路經營權攤銷 (已包括在銷售成本內)	**30,130**	36,557
其他無形資產攤銷 (已包括在行政費用內)	**3,634**	3,949
物業、廠房及設備折舊及攤銷	**127,111**	119,704
已付土地租金攤銷	**14,533**	3,306
投資股息收入 (已包括在淨投資收入內)	**(3,463)**	(1,884)
出售物業、廠房及設備溢利	**(980)**	(3,909)
出售可供出售之投資溢利 (已包括在淨投資收入內)	**(83,391)**	–
利息收入 (已包括在淨投資收入內)	**(135,959)**	(157,807)
於損益表按公允值列帳之 財務資產之公允值變動 (已包括在淨投資收入內)	**140,285**	(16,699)
匯兌溢利(已包括在其他收入內)	**(151,120)**	(1,612)
分佔合營企業中國企業所得稅項 (已包括在分佔合營企業業績內)	**11,062**	4,843
分佔聯營公司中國企業所得稅項 (已包括在分佔聯營公司業績內)	**14,968**	10,917



6. 股息

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
二零零七年末期股息每股43港仙 （二零零六年末期股息：30港仙）	**462,431**	290,718

董事會議決派發中期股息每股45港仙（二零零七年中期股息：37港仙），派發予於二零零八年九月二十五日在本公司股東登記名冊內之股東。

7. 每股盈利

截至二零零八年六月三十日止六個月期間，本公司股東應佔每股基本及攤薄盈利乃按下列數字計算：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
盈利：		
期間本公司股東應佔溢利及 藉以計算每股基本盈利的溢利	**1,202,239**	932,910
普通股之潛在攤薄影響 －調整應佔合營企業業績對 每股盈利的潛在攤薄影響	**(545)**	(1,080)
藉以計算每股攤薄盈利的溢利	**1,201,694**	931,830

	截至六月三十日止六個月	
	二零零八年	二零零七年
股數：		
藉以計算每股基本盈利之 普通股加權平均股數	**1,073,295,775**	968,733,138
普通股之潛在攤薄影響 －購股期權	**3,105,565**	2,819,462
藉以計算每股攤薄盈利之 普通股加權平均股數	**1,076,401,340**	971,552,600

8. 投資物業及物業、廠房及設備的變動

為擴充本集團業務，本集團於本期間增加了在建工程約4億2,100萬港元，購置了樓宇約4,100萬港元，廠房及機器約2,700萬港元，汽車約600萬港元及傢俬、裝置及設備約1,400萬港元。

公允值約13億8,100萬港元之持有作出售之發展中物業於本期間轉為投資物業，產生於轉為投資物業時之發展中物業公允值增加約4億9,700萬港元直接確認於簡明綜合收益表內。該投資物業於二零零八年六月三十日之公允值乃根據與本集團概無關連之獨立合資格專業估值師戴德梁行有限公司於該日進行之估值。是次估值乃按照香港測量師學會的物業估值準則及參考市場上類似的銷售交易進行。

董事局已考慮本集團餘下投資物業於二零零八年六月三十日之公允價值。

9. 商譽

於二零零八年六月三十日中包括了商譽10億3,500萬港元(二零零七年十二月三十一日：9億7,200萬港元)為於二零零七年十二月本集團收購上海城開(集團)有限公司(「上海城開」)時產生。由於上海城開的可確認資產負債及或然負債之公允值只能暫時估算，此次收購以此等暫估數值入帳。在完成初始計算時可能對商譽作出調整。

10. 於聯營公司權益及可供出售之投資

於二零零八年五月，由於本集團停止對中芯國際集成電路製造有限公司(「中芯國際」)發揮重大影響力，故本集團將對中芯國際的投資由於聯營公司權益重新分類至可供出售之投資並符合管理層對中芯國際投資策略的改變。於中芯國際之投資額21億1,600萬港元於該日重新分類至可供出售之投資並於以後以公允值計量。公允值變動13億900萬港元已計入投資重估儲備。



11. 貿易及其他應收款項

除物業買家外，本集團提供三十至一百八十天之信用期予貿易客戶。至於物業銷售，基於其業務性質，本集團一般未有對物業買家提供信用期。

於二零零八年六月三十日，貿易及其他應收款項中包括1,347,965,000港元（二零零七年十二月三十一日：1,040,554,000港元）之貿易應收款項，其減去壞帳準備之帳齡分析如下：

	二零零八年六月三十日 千港元	二零零七年十二月三十一日 千港元
貿易應收款項：		
30天內	**548,710**	467,663
31 – 60天	**373,873**	237,088
61 – 90天	**194,099**	123,924
91 – 180天	**129,540**	117,179
181 – 365天	**66,442**	75,284
多於365天	**35,301**	19,416
	1,347,965	1,040,554

12. 於損益表按公允值列帳之財務資產之變動

於本期間，本集團購入約38億1,100萬港元的於損益表按公允值列帳之財務資產及出售帳面值約35億8,600萬港元的於損益表按公允值列帳之財務資產。

13. 貿易及其他應付款項

於二零零八年六月三十日，貿易及其他應付款項中包括1,154,396,000港元（二零零七年十二月三十一日：1,108,029,000港元）之貿易應付款項，其帳齡分析如下：

	於二零零八年六月三十日 千港元	於二零零七年十二月三十一日 千港元
貿易應付款項：		
30天內	**840,260**	787,235
31 – 60天	**121,800**	115,920
61 – 90天	**70,983**	74,490
91 – 180天	**52,175**	59,390
181 – 365天	**50,784**	34,759
多於365天	**18,394**	36,235
	1,154,396	1,108,029

14. 銀行及其他貸款

於本期間，本集團取得約26億5,500萬港元之貸款。貸款按市場利率支付利息及平均於一至二年內攤還。本集團於本期間歸還約8億3,500萬港元之貸款。

15. 資本性承擔

	於二零零八年 六月三十日 千港元	於二零零七年 十二月三十一日 千港元
已簽約但未於財務報表中		
撥備之資本性開支		
一收費公路建設成本	**299,829**	572,709
一投資於中國合營企業	**–**	18,162
一投資於海外合營企業	**–**	3,767
一購置物業、廠房及設備	**499,401**	624,166
一增加在建工程	**116,054**	111,410
一增加發展中物業	**1,566,456**	654,464
	2,481,740	1,984,678
已批准但未簽約之資本性開支		
一購置物業、廠房及設備	**–**	168,177
一增加發展中物業	**–**	133,547
	–	301,724

16. 或然負債

於二零零八年六月三十日，本集團為徐匯區國有資產監督管理委員會控制之一家實體、聯營公司、一家合營企業及一名第三者的銀行信貸額向銀行提供約12億6,800萬港元(二零零七年十二月三十一日：10億6,500萬港元)的擔保。

17. 購併附屬公司

於二零零八年二月，本集團以作價約4,872,000港元收購四川科美紙業有限公司額外51%之權益。該公司從事製造及銷售水松紙。本集團於收購後持有其100%權益。是次收購是以購入法入賬，收購產生之折讓為902,000港元。

此項交易購併的淨資產及購併產生之折讓詳述如下：

	合併前被收購企業之帳面值與公允值 千港元
購入資產淨值：	
物業、廠房及設備	16,025
已付土地租金	2,276
存貨	2,935
貿易及其他應收款項	6,061
應收稅金	206
銀行結存及現金	1,296
貿易及其他應付款項	(14,273)
銀行及其他貸款	(3,206)
	11,320
購入附屬公司時產生之折讓	(902)
	10,418
總代價：	
現金支付	4,872
應佔聯營公司淨資產	5,546
	10,418
收購產生之淨現金流出：	
已付現金代價	(4,872)
購入之現金及等同現金項目	1,296
	(3,576)

期內收購之附屬公司對本集團本期間的營業額及溢利並無重大貢獻。



18. 出售附屬公司

於二零零八年五月，本集團出售了 Active Services Group Limited 之全部股權予一家同系附屬公司。於出售日該附屬公司之淨資產如下：

	千港元
出售之淨資產：	
於合營企業權益	506,714
銀行結存及現金	1
	506,715
實現換算儲備	(63,692)
	443,023
出售附屬公司權益之溢利	331,977
代價	775,000
總代價：	
已收現金代價	387,500
包含在貿易及其他應收款項內之應收代價	387,500
	775,000
出售產生的淨現金流入：	
已收現金代價	387,500
出售的銀行結存及現金	(1)
	387,499

期內出售之附屬公司對本集團本期間的營業額及溢利並無重大貢獻。

19. 有關人士之交易

(i) 於本期間，本集團與以下若干有關人士曾進行重大交易：

		截至六月三十日止六個月	
有關人士	**交易性質**	**二零零八年**	二零零七年
		千港元	千港元
最終控股公司	支付樓宇租金	**4,320**	3,180
同系附屬公司	支付樓宇租金	**11,342**	9,572
	出售一家附屬公司權益(附註18)	**775,000**	-
聯營公司	印刷服務收入	**9,808**	8,967

(ii) 主要管理人員的酬金

本期間董事及其他主要管理人員的酬金如下：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
短期福利	**10,576**	10,517
以股份為基準的付款	**527**	1,237

董事及其他主要行政人員之酬金由薪酬委員會決定，薪酬多少視乎個人的表現及市場趨勢。



20. 與中國其他受國家控制企業的重大交易及帳戶餘額

本集團於受國家控制實體(即由中國政府直接或間接擁有或控制的實體)為主導的經濟環境下經營。此外，本集團為上海實業(集團)有限公司(「上實集團」)旗下集團的成員，而上實集團本身由中國政府控制。除與上實集團及上述附註19(i)所披露的同系附屬公司進行交易外，本集團亦與其他受國家控制的實體進行交易。本集團於處理該等受國家控制的實體之間的業務交易時，董事把受國家控制的實體視同獨立的第三方。

與中國其他受國家控制企業的重大交易／帳戶餘額如下：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
交易		
銷售	**538,911**	563,352
購買	**148,623**	187,810

	於二零零八年六月三十日	於二零零七年十二月三十一日
	千港元	千港元
結餘		
應收其他受國家控制的企業的金額	**255,525**	260,388
應付其他受國家控制的企業的金額	**30,030**	26,706



20. 與中國其他受國家控制企業的重大交易及帳戶餘額(續)

基於集團收費公路經營業務及消費業務的性質，董事認為除上述所披露外，並不可能確定對應方的身份，因此並不能確定是否與其他受國家控制的實體進行了交易。

此外，集團在日常業務過程中與某些銀行和金融機構進行了不同類型的交易(包括儲蓄、借貸和其他常見的銀行融資服務)，該等銀行和金融機構是屬於受國家控制的實體。基於該等交易的性質，董事認為作出獨立披露並無意義。

除上述披露外，董事認為相對於集團的經營業務，與其他受國家控制的實體的交易並不重大。

21. 結帳日後事項

於結帳日後發生了以下重要事項:

(a) 於二零零八年七月二十一日及二零零八年八月五日，本公司與上實集團之全資子公司－南洋酒店控股有限公司(「南洋」)簽定買賣合同及補充協議，收購Good Cheer Enterprises Limited(「Good Cheer」)的100%股權，並受讓Good Cheer集團若干成員公司結欠上實集團及／或南洋之公司內部無息貸款，總代價為1,350,000,000港元。Good Cheer通過其下屬多家子公司持有上海上實南洋大酒店有限公司的大部份股權，並因此擁有及經營上海四季酒店。有關交易之詳情已於本公司於二零零八年七月二十一日及二零零八年八月五日的公告內披露。

此項交易於本報告日尚未完成。

(b) 於二零零八年七月二十一日及二零零八年八月五日，本公司的全資子公司－上實基建控股有限公司與上實集團之全資子公司－上海實業崇明開發建設有限公司(「上實崇明」)簽定買賣合同及補充協議，收購上實滬杭開發建設有限公司(「滬杭」)的100%股權，並受讓滬杭及／或其下屬子公司結欠上實崇明及／或上實集團之無息股東貸款，總代價為4,196,312,000港元。滬杭通過持有多家子公司的股權持有上海路橋發展有限公司100%權益，並擁有滬杭高速公路(上海段)至二零三零年八月三十一日止的收費經營權。有關交易之詳情已於本公司於二零零八年七月二十一日及二零零八年八月五日的公告內披露。

此項交易於本報告日尚未完成。



董事的股份、相關股份及債券權益

於二零零八年六月三十日，根據《證券及期貨條例》第352條須予備存的登記冊所記錄或依據《標準守則》，本公司各董事及最高行政人員須知會本公司及聯交所所有有關彼等於本公司及其相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

(I) 於本公司的股份及相關股份權益

(a) *普通股*

董事姓名	身份	權益性質	持有已發行股份數目	佔已發行股本百分比
蔡育天	實益擁有人	個人	520,000	0.05%
呂明方	實益擁有人	個人	1,467,000	0.14%
丁忠德	實益擁有人	個人	685,000	0.06%
周　杰	實益擁有人	個人	307,000	0.03%
錢世政	實益擁有人	個人	479,000	0.04%
姚　方	實益擁有人	個人	248,000	0.02%
唐　鈞	實益擁有人	個人	30,000	0.003%

上述權益皆為好倉。



(b) 購股期權

董事姓名	身份	授出日期	每股行使價 港元	持有購股 期權數目	佔已發行 股本百分比
蔡育天	實益擁有人	二零零六年五月二日	17.10	520,000	0.05%
呂明方	實益擁有人	二零零五年九月二日	14.89	480,000	0.04%
丁忠德	實益擁有人	二零零六年五月二日	17.10	400,000	0.04%
周 杰	實益擁有人	二零零五年九月二日	14.89	220,000	0.20%
錢世政	實益擁有人	二零零五年九月二日	14.89	200,000	0.02%
唐 鈞	實益擁有人	二零零五年九月二日	14.89	220,000	0.02%

(II) 於上實醫藥的股份權益

董事姓名	身份	權益性質	持有已發行 股份數目	佔已發行 股本百分比
呂明方	實益擁有人	個人	23,400	0.01%
丁忠德	實益擁有人	個人	23,400	0.01%

上述權益皆為好倉。

除上述者外，於二零零八年六月三十日，概無本公司董事或最高行政人員於本公司或其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債券中擁有任何其他權益或淡倉。



購股期權

(I) 上實控股計劃

上實控股計劃生效日期自採納該計劃日期起計，為期十年。於本期間，根據上實控股計劃可認購本公司股份的購股期權的變動詳情如下：

	授出日期	每股行使價	根據獲授購股期權可發行的股數：於二零零八年一月一日尚未行使	於本期間重列	於本期間行使	於二零零八年六月三十日尚未行使
		港元				
第一類：董事						
蔡來興[附註]	二零零五年九月二日	14.89	800,000	(800,000)	-	-
蔡育天	二零零六年五月二日	17.10	940,000	-	(420,000)	520,000
呂明方	二零零五年九月二日	14.89	480,000	-	-	480,000
丁忠德	二零零六年五月二日	17.10	700,000	-	(300,000)	400,000
周 杰	二零零五年九月二日	14.89	220,000	-	-	220,000
錢世政	二零零五年九月二日	14.89	200,000	-	-	200,000
唐 鈞	二零零五年九月二日	14.89	220,000	-	-	220,000
董事合共			3,560,000	(800,000)	(720,000)	2,040,000
第二類：僱員						
	二零零五年九月二日	14.89	1,700,000	-	(1,319,000)	381,000
	二零零六年五月二日	17.10	1,050,000	(140,000)	(390,000)	520,000
僱員合共			2,750,000	(140,000)	(1,709,000)	901,000
第三類：其他						
	二零零五年九月二日	14.89	1,524,000	800,000	(2,120,000)	204,000
	二零零六年五月二日	17.10	840,000	140,000	(420,000)	560,000
其他合共			2,364,000	940,000	(2,540,000)	764,000
全部類別合共			**8,674,000**	**-**	**(4,969,000)**	**3,705,000**

附註：蔡來興先生於二零零八年五月三十日榮休輪席退任本公司董事。

根據上實控股計劃於二零零五年九月授出的購股期權可於二零零六年三月二日至二零零九年三月一日期間內，分三期予以行使，情況如下：

- 二零零六年三月二日至二零零七年三月一日（最多可行使獲授購股期權的30%）
- 二零零七年三月二日至二零零八年三月一日（最多可行使獲授購股期權的60%）
- 二零零八年三月二日至二零零九年三月一日（可悉數行使獲授購股期權）

根據上實控股計劃於二零零六年五月授出的購股期權可於二零零六年十一月二日至二零零九年十一月一日期間內，分三期予以行使，情況如下：

- 二零零六年十一月二日至二零零七年十一月一日（最多可行使獲授購股期權的30%）
- 二零零七年十一月二日至二零零八年十一月一日（最多可行使獲授購股期權的60%）
- 二零零八年十一月二日至二零零九年十一月一日（可悉數行使獲授購股期權）

於本期間內，在緊接上實控股計劃購股期權行使日期前本公司股份的加權平均收市價為29.15港元。

(II) Mergen Biotech 計劃

Mergen Biotech 計劃生效日期自採納該計劃日期起計，為期十年。下表列載於本期間根據 Mergen Biotech 計劃下授予 Mergen Biotech 僱員等可參與人士之購股期權詳情如下：

授出日期	每股行使價	於二零零八年一月一日及二零零八年六月三十日
二零零四年十二月三十一日	8.22美元	63,400[附註]

附註：其中有39,000份購股期權為授予Mergen Biotech的董事兼總裁胡放先生。

於二零零八年六月三十日，所有Mergen Biotech計劃之購股期權並未獲行使。於本期間內，並無根據Mergen Biotech計劃下之購股期權授出或獲行使。

根據Mergen Biotech於二零零四年十二月三十一日所發出的要約函件，期權持有人可於二零零五年六月三十日起行使全部獲授購股期權份數的55%，餘下的45%則自二零零五年一月一日起，在完成Mergen Biotech賦予的任務目標後，分三期每半年可獲授15%購股期權行使權，行使期至二零一四年五月三十日止。


其他資料

主要股東及其他人士的股份及相關股份權益

於二零零八年六月三十日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，本公司的主要股東及其他人士於本公司股份及相關股份中擁有的權益及淡倉如下：

股東名稱	身份	權益性質	持有普通股股份數目	佔已發行股本百分比
(a) 好倉				
上實集團	由其擁有控制權益的公司持有	公司	546,944,371 *(附註(i))*	50.82%
摩根士丹利	由其擁有控制權益的公司持有	公司	58,292,504	5.42%
摩根大通	實益擁有人	公司	1,058,000	0.10%
	投資經理	公司	3,667,000	0.34%
	保管人－法團核准借出代理人	公司	60,116,644	5.59%
(b) 淡倉				
上實集團	由其擁有控制權益的公司持有	公司	86,218,331 *(附註(ii))*	8.01%
摩根士丹利	由其擁有控制權益的公司持有	公司	12,236,350	1.14%
摩根大通	實益擁有人	公司	400,000	0.04%

附註：

(i) 上實集團透過其全資附屬公司，即上海投資控股有限公司、SIIC Capital (B.V.I.) Limited、上海實業貿易有限公司、上海實業資產管理有限公司、萬勤投資有限公司、SIIC Treasury (B.V.I.) Limited及上海實業崇明開發建設有限公司分別持有466,644,371股、80,000,000股、150,000股、50,000股、50,000股、40,000股及10,000股本公司股份，因此，上實集團被視作擁有上述公司各自持有之本公司股份及相關股份權益。

(ii) 上實集團被視為持有86,218,331股本公司相關股份的淡倉，此乃根據Shanghai Industrial Investment Treasury Co. Ltd.所發行，由上實集團提供無條件及不可撤回擔保、可轉換為本公司普通股股份的二零零九年三月到期零息擔保可換股債券之若干上市股本衍生工具。



除上述者外，於二零零八年六月三十日，概無其他人士於本公司股份或相關股份中擁有須登記於根據《證券及期貨條例》第336條須予備存的登記冊內的任何權益或淡倉。

僱員

本集團之僱員人數及薪酬水平、酬金政策及僱員培訓的資料與本公司二零零七年年報披露者大致相同。

審閱報告

審核委員會已審閱本公司截至二零零八年六月三十日止六個月之中期報告。

企業管治

截至二零零八年六月三十日止六個月期間內，本公司已遵守載於《上市規則》附錄十四《企業管治常規守則》所有守則條文。

董事進行證券交易的標準守則

本公司已就上市公司董事及高級管理人員進行證券交易之規定要求訂立不低於《標準守則》之守則，本公司董事確認彼等於本期間內已遵守《標準守則》及本公司所訂立之守則所規定的標準。

購買、出售或贖回上市證券

於本期間內，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。



詞彙

所用詞彙	簡要說明
蚌埠水務	蚌埠中環水務有限公司
光明乳業	光明乳業股份有限公司(上交所證券代碼：600597)
常州藥業	常州藥業股份有限公司
中環水務	中環保水務投資有限公司
廣東天普	廣東天普生化醫藥股份有限公司
杭州青春寶	正大青春寶藥業有限公司
滬寧高速	上海滬寧高速公路(上海段)發展有限公司
匯眾汽車	上海匯眾汽車製造有限公司
胡慶餘堂藥業	杭州胡慶餘堂藥業有限公司
聯華超市	聯華超市股份有限公司(聯交所股份代號：980)
遼寧好護士	遼寧好護士藥業(集團)有限責任公司
《上市規則》	聯交所證券上市規則
Mergen Biotech	Mergen Biotech Ltd.
Mergen Biotech計劃	本公司於二零零四年五月二十八日召開之股東特別大會上通過由Mergen Biotech採納之購股期權計劃
微創醫療	微創醫療器械(上海)有限公司
《標準守則》	上市規則關於上市發行人董事進行證券交易的標準守則
南洋煙草	南洋兄弟煙草股份有限公司
業務淨利潤	不包括總部收入淨值之淨利潤



詞彙

所用詞彙	簡要說明
《證券及期貨條例》	香港法例第571章證券及期貨條例
上海信投	上海市信息投資股份有限公司
上海醫療器械	上海醫療器械股份有限公司
上海城開集團	上海城開(集團)有限公司
上實醫藥	上海實業醫藥投資股份有限公司(上交所證券代碼：600607)
上實控股計劃	本公司於二零零二年五月三十一日召開之股東特別大會上通過採納之購股期權計劃
上實集團	上海實業(集團)有限公司
中芯國際	中芯國際集成電路製造有限公司(聯交所股份代號：981)
上交所	上海證券交易所
聯交所或HKSE	香港聯合交易所有限公司
三維生物	上海三維生物技術有限公司
溫州水務	溫州中環水務有限公司
永發印務	永發印務有限公司
廈門中藥廠	廈門中藥廠有限公司
湘潭水務	湘潭中環水務有限公司
甬金高速	浙江金華甬金高速公路有限公司

就本中期報告「業務回顧、討論與分析」而言，在適用情況下所採納的人民幣兌港元匯率為1.00港元兌人民幣0.8791元，惟僅供參考，並不表示曾經，可能曾經或可以於有關的某個或多個日期或任何其他日期，按任何特定匯率兌換任何款項。

END